Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 4Q20 AND FISCAL YEAR 2020 RESULTS

4Q20 Passenger traffic and cargo improve sequentially but remain significantly impacted by Covid-19

Luxembourg, March 30, 2021— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three-month and twelve-month periods ended December 31, 2020. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 29.

Fourth Quarter 2020 Highlights

■	Consolidated Revenues of $129.4 million, a decline of 66.0% YoY. Excluding the impact of IFRS rule IAS 29, revenues declined 64.4%, or $241.6 million, to $133.3 million, mainly reflecting decreases of a $134.5 million in Aeronautical revenues, a $53.4 million in Commercial revenues driven by the impact of the COVID-19 pandemic, as well as in construction service revenue in Argentina reflecting lower capex in the period.

■	Key operating metrics declined YoY impacted by Covid-19, but improved sequentially:

■	Passenger traffic was 5.1 million, a 75.6% YoY decline, but increased over 2x from 2.6 million in 3Q20

■	Cargo volume decreased 37.1% YoY to 72.1 thousand tons, but improved 36.4% from 52.9 thousand tons in 3Q20

■	Aircraft movements reached 85.8 thousand, a 59.7% YoY decline, but improved 42.8% from 60.1 thousand in 3Q20

■	Operating Income was $5.3 million, declining 57.1%, or $ 7.1 million, compared to $12.4 million in 4Q19, mainly reflecting the impact of the Covid-19 pandemic on revenues, partially offset by a $36.6 million economic compensation granted by the Brazilian government, together with a $12.0 million government grant obtained in Italy. Moreover, in 4Q19 operating income was impacted by an impairment loss of $42.8 million in Brazil.

■	Adjusted EBITDA on an “As Reported” basis was $44.6 million, a 12.0% decline compared $50.7 million in 4Q19. Ex-IAS29, Adjusted EBITDA was $44.2 million, a 9.0% decline from $48.6 million recorded in 4Q19.

■	When also excluding the reversal on impairments in 4Q20 and the impairment loss in 4Q19, Adjusted EBITDA improved to $43.2 million in 4Q20, from a loss of $19.0 million in 3Q20, but was below Adjusted EBITDA of $91.4 million reported in 4Q19. Adjusted EBITDA margin Ex-IFRIC12 increased to 42.7% from 31.4% in 4Q19, mainly reflecting the impact of the economic compensations obtained in Brazil and Italy for a total of $46.7 million.

■	On November 30, 2020, CAAP’s Argentine subsidiary AA2000 signed an agreement to extend the AA2000 concession for a ten-year period from 2028 to 2038, later ratified on December 17, 2020 under Presidential Decree No. 1009/2020.

■	On November 6, 2020, the company’s Italian subsidiary announced it obtained an 85 million Euro bank loan from a pool of financial institutions, with a 6-year term and a 2-year grace period, guaranteed by the Italian public export credit insurance agency.

Subsequent Events

■	On January 13, 2021, CAAP announced that under Resolution No. 4/2021 of the Official Gazette, the Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) established an increase in the international passenger fee for travelers departing from AA2000 airports of US$6 to US$57, in line with the provisions of the Technical Conditions for the Extension which are part of the 10-year concession extension approved on December 17, 2020.

■	In February 2021, Aerolíneas Argentinas S.A. sent a proposal to pay outstanding amounts owed to CAAP’s subsidiary AA2000 until March 31, 2020 (AR$120.6 million and US$36.5 million).

■	In February 2021, AA2000 renegotiated the principal payment under the syndicated bank loan maturing in February 2021 for a total amount of $13.3 million, and deferred said amount to be repaid under a new schedule between March 2022 and February 2023.

■	On March 15, 2021, Aeroparque Airport, in Argentina, was reopened, 7 months after it was closed on August 1st, 2020, to carry out renovation and expansion works in the runway and the international arrivals and departures halls of the terminal building. All works were covered with funds held in AA2000’s Development Trusts, with no impact on that subsidiary’s cashflows.

Fiscal Year 2020 Highlights

■	Consolidated revenues were to $607.4 million, a YoY decline of 61.0%, or $951.2 million. Ex-IAS 29, revenues decreased 60.7% YoY due to lower income from operations across all segments, mainly attributed to the impact of the COVID-19 pandemic.

■	Performance of key operating metrics:

■	Passenger traffic down 70.0% YoY to 25.2 million

■	Cargo volume declined 39.8% to 255.6 thousand tons

¡	Aircraft movements decreased 58.9% to 352.9 thousand

¡	Operating loss in 2020 was $163.7 million, down from operating income of $223.6 million in 2019, mainly driven by the impact of the COVID-19 pandemic. Operating margin contracted to negative 27.0% from 14.3% in 2019

¡	Adjusted EBITDA was $13.6 million, down 96.4% YoY, while the Adjusted EBITDA margin Ex-IFRIC12 contracted to 2.5% from 31.3% in 2019.

¡	Ex-IAS 29, Adjusted EBITDA declined 96.0% YoY, to $15.5 million, and Adjusted EBITDA margin Ex-IFRIC12 contracted to 2.9%. On a comparable basis, excluding the impairment and goodwill write offs in 4Q20, 3Q20, 1Q20 and 4Q19 in Brazil, the $23.1 million bad debt charge recorded in Argentina in 3Q19 and the $2.2 million one-time benefit in Italy, Adjusted EBITDA would have declined to $77.8 million in 2020 from $449.4 million in 2019. Adjusted EBITDA margin ex-IFRIC would have contracted 2,092 bps to 15.6% from 36.6% in 2019.

CEO Message

“Last year was undoubtedly the most challenging year ever faced by the travel industry worldwide. Since the start of the pandemic, we have demonstrated our capacity and flexibility to rapidly respond to the new environment and changing market conditions. I wish to thank our teams for their dedication and commitment to rapidly establishing and executing our strategic plan to protect the Company’s financial position, all while continuing to ensure the highest health and safety standards for our passengers and employees.

Through taking decisive actions, including successfully exceeding our cost reduction goals and keeping a focus on economic compensation, we achieved positive comparable Adjusted EBITDA1 of US$ 78 million in the full year, despite experiencing a 70% decline in passenger traffic in 2020 as a result of the severe impact of the pandemic on travel demand.” noted Mr. Martín Eurnekian, CEO of Corporación América Airports.

“We also made significant strides in reprofiling and strengthening our balance sheet through successfully refinancing a significant part of our principal and interest payments in key countries, while increasing our liquidity position through new financings.

Another key element of our strategic plan has been the successful negotiations with regulatory bodies and governments across our concessions to obtain economic compensation for the impact of this health crisis. Most importantly, the 10-year extension of the AA2000 concession in Argentina obtained in the fourth quarter, along with an increase in international tariffs was a significant milestone for our Company, reinforcing this subsidiary’s long-term sustainability. In Brazil, another of our key markets, during the quarter we obtained an economic compensation for the impact of the pandemic in 2020.

Looking ahead, we remain fully focused on further executing against the strategic action plan put in place at the start of the crisis: protecting liquidity, keeping a strong focus on cost controls and, advancing negotiations to obtain long-term re-equilibrium of our concessions while refinancing bank debt in Argentina.

In terms of travel demand, the gradual sequential monthly recovery trend that started last June continued into early this year. However, during the first quarter 2021, passenger traffic trends have been choppy reflecting lower demand in Brazil given concerns regarding the new strain of the virus and a spike in cases. Travel restrictions in Europe also impacted demand in most countries of operations. As the northern hemisphere continues to make headway with the vaccination programs, we expect this to lead to some improvement in traffic towards the second half of the year. In the medium term, while visibility in Latin America remains low, higher availability of vaccines and the lifting of government travel restrictions over time are anticipated to help drive better passenger dynamics.”

1.	Comparable Adjusted EBITDA excludes non-cash impairment losses in Brazil in both years and a bad debt charge in Argentina in 2019.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q20 as reported		4Q19 as reported		% Var as reported		IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	5.1		20.9		-75.6%			5.1	20.9	-75.6%
Revenue	129.4		380.1		-66.0%		-3.9	133.3	374.9	-64.4%
Aeronautical Revenues	35.9		173.7		-79.3%		-0.5	36.3	170.8	-78.7%
Non-Aeronautical Revenues	93.5		206.4		-54.7%		-3.5	96.9	204.1	-52.5%
Revenue excluding construction service	101.0		295.4		-65.8%		-0.9	101.8	289.6	-64.8%
Operating Income / (Loss)	5.3		12.4		-57.1%		-15.1	20.4	26.4	-22.6%
Operating Margin	4.1%		3.3%		81	bps	-	15.3%	7.0%	833	bps
Net (Loss) / Income Attributable to Owners of the Parent	-38.8		-37.3		4.1%		14.5	-53.3	-48.5	10.0%
EPS (US$)	-0.24		-0.23		5.5%		0.09	-0.33	-0.30	11.1%
Adjusted EBITDA	44.6		50.7		-12.0%		0.4	44.2	48.6	-9.0%
Adjusted EBITDA Margin	34.5%		13.3%		2,120	bps	-	33.2%	13.0%	2,017	bps
Adjusted EBITDA Margin excluding Construction Service	44.5%		16.9%		2,755	bps	-	43.7%	16.6%	2,706	bps
Net Debt to LTM Adjusted EBITDA	78.27	x	2.66	x	n.m.		-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	14.02	x	2.28	x	n.m.		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights FY 2020

(In millions of U.S. dollars, unless otherwise noted)

	2020 as reported	2019 as reported	% Var as reported		IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	25.2	84.2	-70.0%			25.2	84.2	-70.0%
Revenue	607.4	1558.6	-61.0%		-15.5	622.8	1583.9	-60.7%
Aeronautical Revenues	220.0	724.0	-69.6%		-4.5	224.5	734.1	-69.4%
Non-Aeronautical Revenues	387.4	834.6	-53.6%		-11.0	398.3	849.9	-53.1%
Revenue excluding construction service	481.6	1,208.4	-60.1%		-7.4	488.9	1,222.9	-60.0%
Operating Income	-163.7	223.6	-173.2%		-76.8	-86.9	285.0	-130.5%
Operating Margin	-27.0%	14.3%	-4,125	bps	-	-14.0%	18.0%	-3,196	bps
Net (Loss) / Income Attributable to Owners of the Parent	-253.1	9.1	-2,880.8%		9.9	-262.9	3.1	-8,581.6%
EPS (US$)	-1.58	0.06	-2,735.6%		0.06	-1.64	0.02	-8,315.4%
Adjusted EBITDA	13.6	380.7	-96.4%		-1.9	15.5	385.7	-96.0%
Adjusted EBITDA Margin	2.2%	24.4%	-2,216	bps	-	2.5%	24.4%	-2,191	bps
Adjusted EBITDA Margin excluding Construction Service	2.5%	31.3%	-2,876	bps	-	2.9%	31.4%	-2,850	bps

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	See Footnote 1 in previous table.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Update on Action Plan to Mitigate Impact of COVID-19

Governmental Flight Restrictions

The COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. During March 2020, several governments around the world, implemented measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns and quarantine measures. While governments across the Company’s countries of operations have been relaxing some of these flight restrictions in recent months, the overall situation remains volatile, as governments worldwide adjust travel bans or implement requirements to enter or leave their countries, including quarantines or negative Covid-19 PCR tests, based on the evolution of the sanitary situation.

•	Currently, in Argentina borders remain closed to foreigners until April 9, 2021. International travel restarted in July 2020 under a special flights regime, and passengers arriving in Argentina are required to present a negative PCR test and self-isolate for seven days. During 4Q20, certain government restrictions on air travel were relaxed: by the end of October, bans on domestic travel were lifted, while entry was permitted to foreigners from neighboring countries starting in November. Late December, however, the government reenacted the ban on entry for all foreigners, in light of the new COVID-19 strain, until April 9, 2021. Given the recent spike in Covid cases earlier this month, the government added additional travel requirements for nationals upon arrival and, starting March 27, 2021, flights from Brazil, Chile and Mexico were banned from entering the country.

•	In Italy, certain restrictions apply for travelers coming from, or that visited or transited certain countries until April 6, 2021. Travelers are required to present a negative PCR test and self-quarantine for 14-days upon arrival, with limited exceptions.

•	In Uruguay, borders remain closed to non-resident foreigners, with certain exemptions, and requirements upon entry, including a negative PCR test and a self-isolation period.

•	In Brazil, domestic travel never stopped, with passenger traffic showing a continued recovery since May 2020 through January 2021. More recently, however, in light of the increase in COVID-19 cases in the country, there was a decrease in passenger demand.

•	In Armenia, restrictions on air travel were lifted mid-September 2020, although some requirements apply upon entry including a negative PCR test upon arrival.

•	Commercial operations in Ecuador restarted during the first week of June 2020, although certain requirements apply including a negative PCR test upon entry.

Impact of COVID-19 on CAAP’s Passenger Traffic and Cargo activity

The Company’s operations have been severely impacted by the prolonged flight restrictions in most countries of operations as well as flight bans in many other countries worldwide. Total passenger traffic in October 2020 declined 80.8% year-on-year, showing a slight recovery in November and December, with declines of 77.1% and 68.8%, respectively, although passenger traffic more than doubled in the quarter when compared to 3Q20. During 4Q20, commercial flights were operated across all CAAP’s countries, although still restricted by government bans to locals and foreigners, and certain requirements applied. Cargo activity was also impacted, with cargo volume declining 40.2% year-on-year in October 2020, 40.9% in November and slightly improving to a drop of 39.8% YoY in December.

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

The crisis committee, composed of the Company’s CEO and operating CEOs of each subsidiary, continues to assess operations, with the goal of enhancing the sustainability of the Company’s business. CAAP continued to make progress on its action plan focused on:

•	Employees and passengers: The Company has further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. As travel bans are lifted and commercial flights resume across all countries, CAAP developed and established customized protocols to ensure the maximum health standards across the Company’s airport network. These protocols were approved by the respective regulatory agencies and health authorities. These include sanitization and social distance measures, screening and biocontrol procedures for all passengers travelling through our airports. Ezeiza airport in Argentina, along with CAAP’s Brasilia, Guayaquil, Carrasco, Arequipa and Galapagos airports obtained ACI’s “Airport Health Accreditation”. In addition, Pisa and Florence airports were the first in Italy to receive independent certification of health protocols in July 2020.

•	Cost controls and cash preservation measures: CAAP has made progress on lowering operating costs by:

o	Reducing personnel expenses in Brazil, Uruguay, Italy and Armenia, including lay-offs, salary reductions, placing operating employees on furlough and/or reduction of working hours. In Argentina, the Company received government assistance to cover a portion of salaries since April to December 2020.

o	Lowering maintenance and other operating expenses, through the revision of maintenance contracts across all countries of operations. While CAAP expects to benefit from these reductions in the coming quarters, it also expects to see some increases in payroll and maintenance and other operating costs as traffic continues to recover.

As a result of these combined measures, the Company achieved a 46% YoY reduction in cash operating costs and expenses in the quarter, following YoY reductions of 48% and 51% in 3Q20 and 2Q20, respectively, beating its 43% reduction target in all quarters. Note this excludes concession fees and construction costs.

•	Negotiations with regulatory bodies and government support: The Company advanced on the renegotiations of concession fee payments with regulatory bodies:

o	In Brazil, in March 2020 the regulator approved the deferral to December 2020 of the variable and fixed concession fee payments that were due May and July, respectively. Also, in November 2020 CAAP obtained the refinancing of 50% of this 2020 annual concession fee payment due December 2020, which was deferred to the six final years of the concession.

o	In Italy, in March 2020 the Company obtained regulatory approval to defer until January 2021 the semi-annual concession fee payment originally due July 2020 and in August, CAAP also obtained a government grant for a total of Eur. 20 million to be deployed over a two-year period, of which a total of Eur. 10 million were approved by the European Commission in March 2021, to compensate for COVID-19 impact in the period from March 10 to June 15, 2020. This amount was recognized as “Other revenues” in 4Q20, and is expected to be collected during April 2021. In addition, in December 2020 the Italian Budget Law was passed, covering the 2021 financial year and the 2021 to 2023 long-term budget, that establishes measures in support of the airport sector in the country. The law, that became effective on January 1, 2021, contains provisions to allocate a Eur. 500 million fund (Eur. 450 million reserved for airport management companies and Eur. 50 million for handlers) to compensate airports in the country for COVID-19 related damages, and also guarantees additional benefits of the “Solidarity Fund for Air Transport and Airport System Sector” for wages subsidies, requested by the air transport and airport management companies for 12 weeks, in the period between January 1 and June 30, 2021. CAAP’s Italian subsidiary, Toscana Aeroporti, expects to benefit from these provisions, as they become available for airport operators and handlers during this year.

o	In Argentina, AA2000 agreed on a proposal by Aerolíneas Argentinas S.A. regarding the amounts owed until March 31, 2020 (AR$120.6 million and US$36.5 million), which shall be repaid in installments and transferred to the Trust for Strengthening the National Airport System.

•	Re-equilibrium of the concession agreements:

o	Concession contracts in Argentina, Armenia and Italy allow for guaranteed returns. In Argentina, CAAP completed a 10-year extension of the AA2000 concession agreement in December 2020, and more recently obtained a tariff increase of US$ 6.0, raising the tariff to US$ 57.0 dollars in the international passenger fee, applied starting March 15, 2021. In Italy, during 2Q20, the regulator granted a 2-year extension to all airport concessions in the country.

o	The concession contracts in Brazil and Ecuador have force majeure re-equilibrium clauses. In Brazil, in December 2020 the Company obtained an economic compensation in connection with the Covid-19 impact during 2020 for the Brasilia and Natal concessions, of US$ 36.6 million in total. It is also moving forward to request a long-term compensation on both concessions. In addition, in Ecuador, the Company continues in negotiations to obtain compensation under the Guayaquil concession. The amounts and mechanisms for compensation will be negotiated with authorities.

o	In Uruguay, CAAP is moving forward in conversations with the authorities to review the Carrasco and Punta del Este airport concession agreements, to compensate for the impact of the pandemic.

Financial position and liquidity: As cash preservation is a critical focus, the Company has taken the following measures:

•	As a result of renegotiations with debt holders and banks, in May 2020 the Company deferred or refinanced a total of $189 million dollars in principal and interest payments as follows:

o	In Argentina, in May 2020 the Company completed an exchange offer for its $400 million international notes due 2027, with 86.73% of the principal amount tendered for exchange, resulting in a deferral of a total of $60 million dollars in principal and interest payments originally due until February 2021. It also deferred a total of $26.6 million dollars in principal due 2020 in connection with its $120 million Credit Facility and a $10 million bilateral loan.

o	In Uruguay, in May 2020 the Company executed an exchange offer for its $200 million notes due 2032, and obtained 93.60% of the principal amount tendered for exchange. As a result, CAAP has the option to defer up to $20.5 million dollars in principal and interest payments originally due until June 2021. In addition, the Company deferred a total of $8.7 million in principal payments due 2020 under local notes.

o	CAAP also obtained two 6-month deferrals for the suspension of payments of principal and interest with BNDES in Brazil. The first standstill was granted in April 2020 by BNDES, and the second was obtained in October 2020, for an amount of approximately $27 million in total.

o	During 4Q20, CAAP also extended its debt maturity in Armenia, with the deferral of all principal payments from and including December 2020 by three payment dates for an amount of $36 million, until June 2024, from December 2022.

o	In addition, in February 2021, CAAP renegotiated the principal payment under the syndicated bank loan in Argentina maturing in February 2021 for a total amount of $13.3 million, to be repaid under a new schedule between March 2022 and February 2023.

•	The Company secured additional financing for a total amount of $156 million, as follows:

o	In Argentina, CAAP raised a $40 million dollar-linked local bond at a 0% interest rate with a 2-year maturity during 3Q20.

o	During 4Q20, CAAP’s Italian subsidiary obtained an 85 million Euro bank loan, or $103.5 million, with a 6-year term and a 2-year grace period, guaranteed by the Italian public export credit insurance agency.

o	In Ecuador, the Company issued a $12.0 million bank loan in December 2020.

•	CAAP renegotiated the debt maintenance covenants for debt held in its subsidiaries in Argentina and Uruguay until November 2021. In addition, in Italy the Company obtained a waiver for the debt leverage ratio covenant in connection with the 60 million Euro notes due 2024, for the periods ending June and December 2020. Covenants in Armenia were waived until December 2021, and renegotiated through 2023.

•	Through ongoing negotiations with the regulators, CAAP negotiated the deferral of concession fee payments in Argentina, Brazil, Uruguay and Italy for a total amount of $106 million, of which $31 million had already been paid by December 2020.

•	Suspended dividends to third parties in the concessions in Italy and Ecuador for an amount of $17 million dollars. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program either.

•	Since April, cancelled all non-mandatory capital investments and deferred non-priority projects. In 4Q20, $33.8 million were invested in capital expenditures, of which $12.4 million were funded by the development trusts in Argentina. In 2021, only capex to cover regulatory requirements or to maintain security standards and airport safety.

•	Implemented a set of cost control measures that achieved a significant reduction in cash operating costs beginning 2Q20. The Company remains focused on obtaining additional efficiencies, while closely monitoring the increase of operating expenses as operations resume across all countries. Moreover, CAAP has been actively managing its working capital since April 2020 by negotiating with its suppliers the extension of payment terms.

•	CAAP continues to work closely with the financial community, especially in Argentina, to renegotiate the principal payments of bank loans that mature during the rest of 2021.

As a result of the strong cost reduction and cash preservation initiatives, CAAP significantly reduced operating cash burn, reaching cash break-even levels in Argentina and Uruguay beginning 2Q20, and in Ecuador and Armenia since 3Q20. In addition, during 4Q20 CAAP achieved positive operating cash flow across most countries of operations.

4Q20 Operating Performance

Passenger Traffic

Total passenger traffic declined 75.6% YoY to 5.1 million passengers, primarily reflecting prolonged government-imposed travel restrictions together with a drop in overall demand. International traffic declined by 86.9% YoY, while domestic traffic dropped 75.2% YoY. Sequentially, however, passenger traffic more than doubled when compared to 3Q20, mainly driven by higher traffic in Brazil and Argentina.

Passenger Traffic in Argentina declined 91.6% YoY due to travel restrictions and weak demand as a result of the COVID-19 pandemic, although improving sequentially from the declines of 99.3% in 3Q20 and 99.2% in 2Q20. International passenger traffic decreased 90.4% in 4Q20, an improvement from the 98.3% drop in 3Q20, driven by a gradual recovery in passenger volume reflecting increased travel from locals coupled with foreigners from neighboring countries, that were allowed entry with certain requirements up to mid-December, as the summer season started. Mid-December, the government reenacted the ban on entry for all foreigners until April 9, 2021, in light of the new COVID-19 strain. Domestic passenger traffic dropped 92.3% as travel restrictions were partially lifted at the end of October, while some requirements apply upon entry to the provinces. In addition, Aeroparque Airport was closed since August 1, 2020 to carry out works in the runway and terminal building and reopened by on March 15, 2021.

In Italy, passenger traffic declined 87.2% YoY, reflecting a drop from 3Q20 when travel increased due to the summer season, together with the reinstatement of restrictions to air travel in 4Q20 following a new COVID-19 outbreak in the region and weaker passenger demand. Domestic traffic was down 73.9% YoY, while international traffic declined 91.6% YoY. Traffic at Florence airport was down 89.7% YoY and traffic at Pisa Airport down 85.8% YoY. As part of the periodic maintenance plan for flight infrastructure, the runway at the Florence Amerigo Vespucci Airport will be closed to air traffic from February 1 to April 1, 2021 to allow the execution of work to restore the runway pavement and strips, including horizontal signage and lighting systems (luminous visual aid equipment), in accordance with EASA certification standards.

In Brazil, total passenger traffic dropped 40.4% YoY, a continued improvement from the 69.4% decline in 3Q20 and 94.3% decline in 2Q20. Domestic passenger traffic declined 41.2% YoY resulting from a steady recovery in passenger demand from the 68.4% YoY drop in 3Q20. International traffic dropped 94.2% YoY as operations restarted at Brasilia Airport during the month of September, with low demand.

In Uruguay, passenger traffic declined 90.1% YoY, a slight improvement from the 95.4% reported in 3Q20 and the 98.4% in 2Q20. Commercial operations restarted the first week of July, although borders remained closed to non-resident foreigners, and late December 2020, Uruguay suspended all travelers, including Uruguayan citizens, from entering the country until the end of January, with certain exceptions. During February, restrictions were lifted and Uruguayan citizen and resident foreigners were allowed to travel.

In Armenia, certain restrictions still apply and passenger demand remains low due to both the COVID-19 crisis and political unrest, resulting in a passenger traffic drop of 80.7% during the quarter.

In Ecuador, total passenger traffic declined 65.8% YoY, improving sequentially from the 86.8% decline in 3Q20.

Domestic passenger traffic, which accounted for 58.9% of total traffic, declined 75.2% YoY principally driven by a drop of 92.3% passengers in Argentina and a 41.2% in Brazil. International passenger traffic, which represented 16.9% of total traffic, posted an 86.9% YoY decline in the period, with declines of 90.4% in Argentina, 91.6% in Italy, 80.7% in Armenia and 90.2% in Uruguay.

Cargo Volume

Cargo volume decreased 37.1% YoY in 4Q20, mainly due to declines of 35.1% in Argentina, 55.2% in Brazil, 42.5% in Ecuador, 31.7% in Armenia and 16.1% in Uruguay; partially offset by a 3.5% increase in Italy.

Aircraft Movements

Total aircraft movements declined 59.7% YoY in 4Q20, as travel restrictions drove decreases across all segments: 70.9% in Argentina, 34.9% in Brazil, 69.3% in Italy, 41.7% in Ecuador, 65.9% in Uruguay, 68.3% in Armenia and 51.2% in Peru.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 32 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q20	4Q19	% Var.
Domestic Passengers (in millions) (1)	3.0	12.1	-75.2%
International Passengers (in millions) (1)(2)	0.9	6.6	-86.9%
Transit Passengers (in millions) (1)(2)	1.2	2.2	-42.8%
Total Passengers (in millions)	5.1	20.9	-75.6%
Cargo Volume (in thousands of tons)	72.1	114.7	-37.1%
Total Aircraft Movements (in thousands)	85.8	212.6	-59.7%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q20	4Q19	% Var.	4Q20	4Q19	% Var.	4Q20	4Q19	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina(1)	0.9	10.6	-91.6%	41.2	63.6	-35.1%	31.8	109.2	-70.9%
Italy	0.2	1.8	-87.2%	3.8	3.6	3.5%	5.4	17.4	-69.3%
Brazil (2)	3.0	5.1	-40.4%	10.2	22.9	-55.2%	27.7	42.5	-34.9%
Uruguay	0.1	0.5	-90.1%	6.8	8.1	-16.1%	2.6	7.5	-65.9%
Ecuador (3)	0.4	1.1	-65.8%	5.0	8.6	-42.5%	12.5	21.4	-41.7%
Armenia	0.1	0.8	-80.7%	4.3	6.4	-31.7%	2.2	7.0	-68.3%
Peru (4)	0.4	0.9	-62.3%	0.7	1.4	-48.4%	3.7	7.5	-51.2%
TOTAL	5.1	20.9	-75.6%	72.1	114.7	-37.1%	85.8	212.6	-59.7%

1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
4)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 29.

Revenues

Consolidated Revenues decreased 66.0% YoY, or $250.7 million, to $129.4 million in 4Q20, while consolidated revenues excluding the impact of IAS 29 dropped 64.4%, or $241.6 million, to $133.3 million. Excluding Construction Services, consolidated revenues would have declined 65.8% YoY to $101.0 million on an ‘As Reported’ basis. When also excluding the impact of IAS 29, revenues would have declined 64.8% to $101.8 million YoY, a sequential improvement from the 74.4% decline in 3Q20. In the quarter, revenues ex-construction were lower across all segments, reflecting the impact of the COVID-19 pandemic and currency depreciation in Argentina, Brazil and Uruguay.

Revenues in Argentina declined 64.8% YoY, or $140.0 million, to $76.1 million excluding IAS29, reflecting the following declines: i) 85.3%, or $77.6 million, in Aeronautical revenues due to lower overall passenger traffic, ii) 64.4%, or $44.5 million, in Construction Services revenues as a result of lower capex in the period, and iii) 32.0%, or $17.9 million, in Commercial revenues primarily due to an 84.3%, or $14.5 million, contraction of passenger-related services revenues, including Duty free, Parking, VIP Lounges, Catering and F&B revenues, resulting from the decline in passenger traffic, and FX translation effect on local currency revenues from the 34.7% YoY average Argentine peso depreciation. This was partially offset by a $2.2 million increase in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied starting October 2020.

Revenues in Italy declined 55.5% YoY, or $20.6 million, to $16.5 million, primarily reflecting decreases of 75.5%, or $16.8 million, in Aeronautical revenues in line with lower passenger traffic, and 51.1%, or $5.2 million, in Commercial revenues mainly due to a reduction in passenger-related services, mainly Parking, Duty Free, F&B, VIP Lounge and car rental revenues.

In Brazil, revenues declined 58.2%, or $17.5 million, to $12.5 million, mainly driven by a 62.1% drop, or $9.3 million, in Aeronautical revenues and a 54.4% decline, or $8.2 million, in Commercial revenues, as a result of lower passenger traffic and overall activity, and a 31.0% depreciation of the Real against the US dollar in the period. In local currency, total revenues dropped 45.3%, mainly driven by a 50.4% decline in Aeronautical revenues following lower passenger traffic, and a 40.3% decrease in Commercial revenues as a result of declines in F&B, VIP Lounge and Retail Stores revenues, due to lower passenger traffic and certain discounts granted to tenants due to lower activity, lower Advertising revenues from the renegotiation of commercial agreements, together with lower Rental of space revenues, as a result of the discounts granted and closure of operations of certain clients.

Revenues in Uruguay declined 72.4%, or $20.4 million, to $7.7 million, mainly driven by an 88.4%, or $11.4 million, decline in Aeronautical revenues due to lower passenger traffic in the period, and a 49.7%, or $5.8 million, drop in Commercial revenues mainly reflecting lower Duty Free shops and VIP lounges revenues, and lower overall activity. Importantly, the cargo terminal continued to recover over the quarter, showing a decline of 8.4% in revenues.

In Armenia, revenues fell 74.8% YoY, or $25.1 million, to $8.5 million, driven by a 72.1%, or $13.5 million, contraction in Commercial revenues, mainly driven by lower fueling revenues, and to a lesser extent, Duty Free revenues, coupled with a 74.6%, or $9.4 million, decline in Aeronautical revenues reflecting lower passenger traffic.

Revenues in Ecuador decreased 60.1% YoY, or $17.9 million, to $11.9 million, as a result of a 58.1%, or $10.0 million, decline in Aeronautical revenues and an 81.1%, or $5.1 million, drop in Construction Service revenues reflecting lower capex over the period, together with a 44.9%, or $2.8 million, decline in Commercial revenues.

Revenues by Segment (in US$ million)

Country	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Argentina	72.2	221.3	-67.4%	-3.9	76.1	216.1	-64.8%
Italy	16.5	37.1	-55.5%	-	16.5	37.1	-55.5%
Brazil	12.5	30.0	-58.2%	-	12.5	30.0	-58.2%
Uruguay	7.7	28.1	-72.4%	-	7.7	28.1	-72.4%
Armenia	8.5	33.6	-74.8%	-	8.5	33.6	-74.8%
Ecuador (1)	11.9	29.8	-60.2%	-	11.9	29.8	-60.2%
Unallocated	0.0	0.2	-85.9%	-	0.0	0.2	-85.9%
Total consolidated revenue (2)	129.4	380.1	-66.0%	-3.9	133.3	374.9	-64.4%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues declined 66.8% YoY in Argentina, 65.8% in Italy, 58.2% in Brazil, 70.0% in Uruguay, 73.1% in Armenia and 54.6% in Ecuador.

Revenue Breakdown (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	35.9	173.7	-79.3%	-0.5	36.3	170.8	-78.7%
Non-aeronautical Revenue	93.5	206.4	-54.7%	-3.5	96.9	204.1	-52.5%
Commercial revenue	64.1	120.8	-46.9%	-0.4	64.5	117.9	-45.3%
Construction service revenue (1)	28.4	84.7	-66.5%	-3.1	31.5	85.3	-63.1%
Other revenue	1.0	0.8	24.4%	-	1.0	0.8	24.4%
Total Consolidated Revenue	129.4	380.1	-66.0%	-3.9	133.3	374.9	-64.4%
Total Revenue excluding Construction Service revenue (2)	101.0	295.4	-65.8%	-0.9	101.8	289.6	-64.8%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenues accounted for 27.7% of total revenues and declined 79.3% YoY to $35.9 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 78.7% YoY, or $134.5 million, reflecting the continued impact of the COVID-19 pandemic in traffic volumes, although improving sequentially from the 87.8% decline in 3Q20. During the quarter, aeronautical revenue reported declines of 85.3%, or $77.6 million, in Argentina, 75.5%, or $16.8 million, in Italy, 88.4%, or $11.4 million, in Uruguay, and 58.1%, or $10.0 million, in Ecuador. Moreover, Armenia declined 74.6%, or $9.4 million, while Brazil declined 62.1%, or $9.3 million.

Non-Aeronautical Revenues accounted for 72.3% of total revenues, and declined 54.7% YoY, or $112.9 million, to $93.5 million. Had IAS 29 not been applied, Non-aeronautical revenues would have dropped 52.5% YoY, or $107.2 million, to $96.9 million, mainly driven by the following decreases:

•	A 63.1% YoY, or $53.8 million, in Construction Service Revenue, to $31.5 million, reflecting a reduction of $44.5 million in Argentina, as well as reductions of $5.1 million, $3.2 million and $2.3 million in Ecuador, Uruguay and Armenia, respectively. This was partially offset by an increase of $ 1.2 million in Italy; and

•	A 45.3% YoY, or $53.4 million, in Commercial Revenues, to $64.5 million, mainly attributed to the following declines: (i) 32.0%, or $17.9 million, in Argentina as a result of lower passenger-related services, including Duty free, Parking, VIP Lounges, Catering and F&B revenues, and, to a lesser extent, a reduction in Rental of Space reflecting discounts granted to tenants, coupled with the impact of the Argentine peso depreciation on the share of local currency denominated revenues. This was partially offset by the following increases: i) in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied starting October 2020; (ii) 72.1%, or $13.5 million, in Armenia due to a 74.7% decline in fueling services, and to a lesser extent, a drop in Duty Free revenues; and (iii) 54.4%, or $8.2 million, in Brazil due to lower F&B, VIP lounge, Rental of Space and Advertising revenues, coupled with the impact of currency depreciation. In addition, Commercial Revenues declined 49.7%, or $5.8 million, in Uruguay, 51.1%, or $5.2 million, in Italy, and 44.9%, or $2.8 million, in Ecuador, all due to lower revenues from the decline in passenger traffic.

Excluding Construction Service Revenue, Non-aeronautical Revenues would have declined 46.5% YoY to $65.1 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service Revenue would have declined 44.9% YoY, or $53.3 million, to $65.5 million.

Operating Costs and Expenses

During 4Q20, Operating Costs and Expenses decreased 53.8% YoY, or $200.4 million, to $172.3 million. Had IAS 29 not been applied, Operating Costs and Expenses would have declined 54.4% YoY, or $192.2 million, to $161.2 million, mainly reflecting a decrease in Construction Service Cost from lower capital expenditures; a reduction in Cost of Services, mainly in Salaries and Social Contributions, reflecting reduction of workforce, benefits and furlough schemes across most operations, coupled with currency depreciation in Argentina, Brazil and Uruguay; a decline in Concession Fees in line with revenues; and lower Maintenance expenses from reduction of services and renegotiation with suppliers and local currencies depreciation.

Cost of Services fell 51.3% YoY, or $150.2 million, to $142.4 million. Excluding IAS29, Cost of Services would have declined 52.1% YoY, or $142.9 million, to $131.5 million, mainly reflection the following declines:

¡	62.6%, or $53.0 million, in Construction Service Cost, primarily due to a $44.4 million drop in Argentina, $5.1 million in Ecuador, $3.3 million, in Uruguay and $2.2 million in Armenia reflecting lower capex in the period. This was partially offset by a $2.1 million increase in Italy.

¡	48.1%, or $23.4 million, in Salaries and Social Security Contributions, driven by: (i) a 61.7%, or $14.8 million, decline in Argentina benefitting from government’s assistance in an amount of $2.0 million, together with a reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation, (ii) a 37.6%, or $4.4 million, reduction in Italy, mainly as a result of the reduction in workforce and a furlough scheme for a portion of the employees, (iii) a 34.1%, or $1.9 million, decline in Brazil driven by reductions in the workforce, salary reductions, furloughs and reduction of working hours and lower benefits, coupled with the depreciation of the Brazilian Real, and (iv) a 47.4%, or $1.1 million, decline in Armenia driven by a reduction in the workforce, a furloughs scheme for a portion of employees, together with a reduction in salaries implemented mid-2020.

¡	57.4%, or $22.7 million, in Concession Fees, mainly reflecting declines of $14.0 million in Argentina, $4.9 in Ecuador, $1.7 million in Uruguay, and $1.2 in Italy, all in line with lower revenues, together with a reduction of $0.9 million in Brazil, mainly as a result of local currency depreciation,

¡	55.1%, or $20.7 million, in Maintenance Expenses, mainly as a result of a 58.2%, or $16.5 million, reduction in Argentina driven by the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure in comparison with 4Q19 and depreciation of the local currency against the US dollar. In addition, in Uruguay and Brazil, cost-cutting initiatives led to a reduction of 62.6%, or $1.6 million, in Uruguay and a 43.8%, or $1.0 million, in Brazil, coupled with the depreciation of the local currencies against the US dollar. This was further impacted by a decline of $0.7 million, a $0.6 million and a $0.4 million in Ecuador, Armenia and Italy, respectively.

¡	73.3%, or $8.5 million, in Cost of Fuel, driven by a decline in volume and prices of fuel sold to airlines in Armenia, in line with the decrease in flights, and

¡	37.5%, or $6.0 million decline in Services and Fees, mainly reflecting decreases of 51.9%, or $2.4 million, in Argentina, 32.2%, or $1.7 million, in Italy, and 35.4%, or $1.2 million, in Brazil, attributed to suspension of certain services and renegotiation of scope and fees with suppliers, coupled with local currency depreciation in Argentina and Brazil.

Excluding Construction Service cost, Cost of Services would have declined 45.5% YoY, or $94.8 million, to $113.7 million. When also excluding the impact of IAS29, Cost of Services would have declined 47.4%, or $89.9 million, to $99.8 million.

Selling, General and Administrative Expenses (“SG&A”) declined 21.5% YoY, or $7.8 million, to $28.4 million in 4Q20 on an ‘As reported’ basis, and 19.5%, or $6.8 million, to $28.2 million when excluding the impact of IAS 29, reflecting the following declines:

¡	54.4%, or $4.8 million, in Taxes, mainly reflecting a $5.4 million reduction in sales taxes in Argentina driven by lower revenues, partially offset by a $1.0 million tax increase in Brazil, reflecting more difficult comparisons as in 4Q19 there was a tax recovery generated by the prescription of charges in relation with airline fees,

¡	18.7%, or $1.9 million, in Services and Fees reflecting a $0.9 million reduction in intermediate holding companies, a $0.7 million decline in management fees in Armenia, a $0.5 million reduction in professional fees in Ecuador, and a $0.5 million drop in professional fees and in office and travel expenses in Uruguay. This was partially offset by an increase in Italy driven by extraordinary costs related to the termination of a parking management contract at Pisa Airport, and

¡	88.2%, or $1.4 million, in Office Expenses mainly from a $1.1 million reduction in Argentina, in travel-related and office expenses.

These declines were partially offset by a $2.3 million increase in Bad Debt charges due to the COVID-19 pandemic, due to the recognition of $1.3 million in Ecuador and $0.9 million Italy. In addition, Bad Debt Recovery declined $1.7 million, mainly reflecting difficult comparisons as a bad debt reversal was recorded in 4Q19 reflecting a favorable resolution on a dispute with a telecommunications client.

Other Expenses totaled $1.5 million, reflecting a $ 1.9 million charge in Brazil due to a loss from the disposal of property, plant and equipment, together with the recognition of a loss related to the prescription of tax credits on intangible assets. This was partially offset by a $1.0 million reversal on impairment loss on the Brazil’s Natal concession intangible asset in the quarter. In addition, in 4Q19, Other Expenses was impacted by an $42.8 million impairment loss in the Natal concession.

Excluding Construction Service Cost, Total Operating Costs and Expenses declined by 50.2%, or $144.9 million, to $143.7 million. Had IAS 29 not been applied, Operating Costs and Expenses Ex-IFRIC12 would have declined 51.8% YoY, or $139.3 million, to $129.5 million.

Excluding Construction Service Cost, the $1.0 million reversal impairment loss in 4Q20 and the $42.8 million impairment loss in connection with Brazilian assets in 4Q19, respectively, Total Operating Cost and Expenses Ex-IFRIC12 would have decreased 41.1% YoY, or $101.1 million, to $144.7 million on an “As reported basis” or 42.2% YoY, or $95.3 million, to $130.5 million when also excluding the impact of IAS29.

Costs and Expenses (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	142.4	292.6	-51.3%	10.9	131.5	274.4	-52.1%
Salaries and social security contributions	24.6	49.5	-50.4%	-0.7	25.2	48.6	-48.1%
Concession fees	16.7	40.4	-58.7%	-0.2	16.9	39.6	-57.4%
Construction service cost	28.6	84.1	-65.9%	-3.1	31.7	84.7	-62.6%
Maintenance expenses	16.5	38.4	-57.1%	-0.4	16.9	37.6	-55.1%
Amortization and depreciation	39.2	40.3	-2.8%	15.3	23.8	24.4	-2.4%
Other	16.8	40.1	-58.0%	-0.1	16.9	39.4	-57.0%
Cost of Services Excluding Construction Service cost	113.7	208.6	-45.5%	14.0	99.8	189.8	-47.4%
Selling, general and administrative expenses	28.4	36.2	-21.5%	0.2	28.2	35.0	-19.5%
Other expenses	1.5	43.9	-96.5%	0.0	1.5	43.9	-96.5%
Total Costs and Expenses	172.3	372.7	-53.8%	11.1	161.2	353.4	-54.4%
Total Costs and Expenses Excluding Construction Service cost	143.7	288.6	-50.2%	14.2	129.5	268.8	-51.8%

Other operating income

Other operating income was $48.3 million in the quarter, mainly reflecting a $34.7 million economic compensation obtained in Brazil to compensate the COVID-19 impact during 2020 on both the Brasilia and Natal concessions, and, to a lesser extent, a $12.0 million government grant in Italy, also in the context of a relief program to partially compensate the COVID-19 crisis.

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA was $44.6 million, a YoY decline of 12.0%, or $6.1 million. Excluding Construction Service, Adjusted EBITDA margin ex-IFRIC, expanded to 44.5% from 16.9% in 4Q19.

Excluding both the impact from IAS 29 and construction service, Adjusted EBITDA was $44.5 million, representing a YoY decline of 7.4%, or $3.5 million, while Adjusted EBITDA margin would have expanded to 43.7%, from 16.6% in 4Q19, mainly reflecting the impact of the economic compensations obtained in Brazil and Italy for $46.7 million, and easier comparisons as 4Q19 was impacted by the $42.8 million impairment recorded in Brazil. This more than offset the overall decline in Adjusted EBITDA across all segments of operations due to the impact of the COVID-19 pandemic.

Excluding also the $1.0 million reversal on impairments on 4Q20 and the $42.8 million impairment loss in connection with Brazilian assets in 4Q19, Adjusted EBITDA would have been $43.5 million, declining YoY by $47.3 million, while Adjusted EBITDA ex-IFRIC margin would have expanded to 42.7% from 31.4 % in 4Q19. During FY 2020, Adjusted EBITDA was $13.6 million on an ‘As reported’ basis or $15.5 million when excluding the impact of rule IAS 29. On a comparable basis, excluding (i) the impairment and goodwill write offs for a total amount of $62.3 million during 2020 and $42.8 million in 4Q19 in Brazil, (ii) the $23.1 million bad debt charge recorded in Argentina in 3Q19 and (iii) the $2.2 million one-time benefit in Italy in 2Q19, Adjusted EBITDA would have declined to $77.8 million in 2020 from $449.4 million in 2019, and Adjusted EBITDA margin ex-IFRIC would have contracted to 15.6% from 36.6% in 2019.

Adjusted EBITDA by Segment (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Argentina	9.7	52.1	-81.4%	0.4	9.3	50.1	-81.5%
Italy	4.8	7.3	-34.3%	-	4.8	7.3	-34.3%
Brazil	31.8	-32.8	-197.0%	-	31.8	-32.8	-197.0%
Uruguay	1.0	12.0	-91.7%	-	1.0	12.0	-91.7%
Armenia	1.0	12.5	-92.4%	-	1.0	12.5	-92.4%
Ecuador	0.1	5.9	-98.7%	-	0.1	5.9	-98.7%
Unallocated	-1.8	-2.2	-17.8%	-	-1.8	-2.2	-17.8%
Perú	-1.9	-4.1	-53.4%	-	-1.9	-4.1	-53.4%
Total segment EBITDA	44.6	50.7	-12.0%	0.4	44.2	48.6	-9.0%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-48.4	-43.0	12.6%	14.5	-62.9	-54.1	16.3%
Financial Income	-9.1	-18.7	-51.4%	-0.2	-8.9	-18.4	-51.8%
Financial Loss	63.7	35.3	80.5%	-56.7	120.4	80.4	49.8%
Inflation adjustment	9.9	4.9	101.2%	9.7	0.2	0.8	-79.1%
Income Tax Expense	-12.9	29.5	-143.7%	17.6	-30.5	13.3	-329.3%
Amortization and Depreciation	41.5	42.7	-2.9%	15.5	25.9	26.6	-2.5%
Adjusted EBITDA	44.6	50.7	-12.0%	0.4	44.2	48.6	-9.0%
Adjusted EBITDA Margin	34.5%	13.3%	2,120 bps	-	33.2%	13.0%	2,017 bps
Adjusted EBITDA excluding Construction Service	44.9	50.0	-10.2%	0.4	44.5	48.0	-7.4%
Adjusted EBITDA Margin excluding Construction Service	44.5%	16.9%	2,755 bps	-	43.7%	16.6%	2,706 bps

Financial Income and Loss

CAAP reported a Net financial loss of $64.5 million in 4Q20 compared to a loss of $21.5 million in 4Q19. Had IAS 29 not been applied, Net financial loss would have increased $48.9 million YoY, to a $111.7 million loss, mainly reflecting (i) a higher net foreign exchange loss in Argentina in connection with its financial debt due to a higher depreciation of the peso against the US dollar in 4Q20 compared to 4Q19, and (ii) higher net interest expenses in Argentina mainly due to the recognition of interest on past due payments of the development trusts and concession fees.

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Financial Income	9.1	18.7	-51.4%	0.2	8.9	18.4	-51.8%
Interest income	2.1	7.7	-73.0%	0.1	2.0	7.9	-75.0%
Foreign exchange income	2.1	0.1	1,983.9%	0.1	1.9	0.1	1,845.8%
Other	4.9	11.0	-55.3%	0.0	4.9	10.5	-52.9%
Inflation adjustment	-9.9	-4.9	101.2%	-9.7	-0.2	-0.8	-79.1%
Inflation adjustment	-9.9	-4.9	101.2%	-9.7	-0.2	-0.8	-79.1%
Financial Loss	-63.7	-35.3	80.5%	56.7	-120.4	-80.4	49.8%
Interest Expenses	-32.1	-24.0	33.8%	0.1	-32.2	-23.7	35.9%
Foreign exchange transaction expenses	-1.2	20.8	-105.9%	56.0	-57.2	-24.7	131.7%
Changes in liability for concessions	-28.6	-25.9	10.2%	-	-28.6	-25.9	10.2%
Other expenses	-1.8	-6.2	-70.7%	0.6	-2.4	-6.2	-61.3%
Financial Loss, Net	-64.5	-21.5	199.9%	47.2	-111.7	-62.8	77.9%

See “Use of Non-IFRS Financial Measures” on page 29.

Income Tax Expense

During 4Q20, the Company reported an income tax gain of $12.9 million. Had IAS 29 not been applied, CAAP would have reported an income tax gain of $30.5 million compared to income tax loss of $13.3 million in the year ago quarter, mainly driven by a $31.2 million gain in Argentina due to the recognition of a loss carryforward, together with tax credits of $1.4 million in Uruguay and $1.8 million in intermediate holding companies, partially offset by tax expenses of $2.5 million in Brazil and $1.3 million in Italy.

Net Income and Net Income Attributable to Owners of the Parent

During 4Q20, CAAP reported a Net Loss of $48.4 million compared to a Net Loss of $43.0 million in 4Q19. Operating Income declined $7.1 million YoY, to $5.3 million. Operating income benefited from easier comparisons as 4Q19 was impacted by a $42.8 million impairment loss recorded in Brazil, and from the economic equilibrium compensation of $34.7 million obtained in Brazil, together with the government grant of $12.0 million obtained in Italy in the context of the COVID-19 relief program. This partially offset the reduction in gross profit due to the passenger and activity decline. Moreover, net financial expenses increased $43.0 million YoY, mainly due to the foreign exchange loss recorded in Argentina as a result of the depreciation of the Argentine Peso against the US dollar during the quarter. This was partially offset by a $12.9 million income tax gain, compared to an income tax loss of $29.5 million in the same quarter last year.

During 4Q20, the Company reported Net Loss Attributed to Owners of the Parent of $38.8 million and losses per common share of $0.24, compared with a Net Loss Attributable to Owners of the Parent of $37.3 million in 4Q19 equivalent to a loss per common share of $0.23 for the same period last year.

Consolidated Financial Position

As of December 31, 2020, cash and cash equivalents amounted to $281.0 million, increasing 55.9%, or $100.8 million, from the $180.2 million reported as of September 30, 2020, mainly due to new bank loans in Italy and Ecuador. In Italy, CAAP raised an 85 million Euro, or $103.5 million, bank loan, with a 6-year term and a 2-year grace period guaranteed by the Italian public export credit insurance agency. In addition, in Ecuador, the Company issued a $12.0 million bank loan.

During 4Q20, in Brazil, CAAP obtained an additional 6-month deferral until March 2021 of its debt with BNDES, and extended its debt maturity in Armenia, with a deferral of all principal payments for a total of $36 million from and including December 2020 by 3 payment dates, with a new maturity in June 2024, from December 2022.

Total liquidity position at December 31, 2020, which included cash and cash equivalents as well as other financial assets, was $354.9 million, up $102.0 million from a total of $253.0 million at September 30, 2020.

Total Debt at the close of the quarter increased 12.3%, or $147.8 million, to $1,344.8 million, from $1,197.0 million as of September 30, 2020. An amount of $791.7 million, or 58.9% of total debt is denominated in U.S. dollars, while $290.9 million, or 21.6%, is denominated in Euros, $238.3 million, or 17.7%, is in Brazilian Reals, $23.0 million, or 1.7%, is in Argentine Pesos, and $0.8 million, or 0.1% in denominated in Armenian Drams.

The Net Debt to LTM EBITDA ratio stood at 78.27x as of December 2020, or 14.02x when excluding impairment losses, compared with Net Debt to EBITDA of 7.35x as of September 2020, reflecting the significant decline in LTM Adjusted EBITDA. As of December 31, 2019, all CAAP’s companies were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2020		As of Sep 30, 2020
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	98.95	x	37.09	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	78.27	x	31.51	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	14.02	x	7.35	x
Total Debt	1,344.8		1,197.0
Short-Term Debt	216.4		269.6
Long-Term Debt	1,128.4		927.5
Cash & Cash Equivalents	281.0		180.2
Total Net Debt[3]	1,063.8		1,016.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM adjusted EBITDA excluding impairment of intangible assets

Total Debt by Segment (in US$ million)

	As of Dec 31, 2020	As of Sep 30, 2020
Argentina	530.8	527.0
Italy (1)	256.7	146.5
Brazil (2)	241.8	218.8
Uruguay	222.4	219.8
Armenia	64.8	68.1
Ecuador	28.2	16.9
Total	1,344.8	1,197.0

1 Of which approximately $182.9 million remain at Toscana Aeroporti level.

2 Of which approximately $225.0 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	286.4	307.7	641.2	514.6	1,749.8

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of December 31, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	114.2	144.1	184.1	76.3	518.7
	Interest	USD	28.7	22.4	36.3	3.9	91.2
	Principal	ARS	8.5	14.0	-	-	22.5
	Interest	ARS	11.6	4.5	-	-	16.1
Italy	Principal	EUR	56.4	11.5	162.7	26.6	257.2
	Interest	EUR	5.2	5.1	12.2	0.2	22.7
Brazil	Principal	R$	13.6	12.9	43.5	171.9	241.9
	Interest	R$	13.1	17.1	44.9	58.0	133.1
Uruguay	Principal	USD	14.1	26.0	56.6	140.9	237.7
	Interest	USD	9.1	14.8	35.6	36.3	95.7
Armenia	Principal	USD	-	11.2	20.7	-	31.9
	Interest	USD	1.9	1.8	1.3	-	5.0
	Principal	DRAM	0.5	0.3	-	-	0.8
	Principal	EUR	-	12.7	23.4	-	36.1
	Interest	EUR	2.1	1.9	1.4	-	5.4
Ecuador	Principal	USD	5.2	5.8	16.3	0.5	27.9
	Interest	USD	2.1	1.7	2.2	0.0	6.0
Total			286.4	307.7	641.2	514.6	1,749.8

The table above reflects maturities as of December 31, 2020. Subsequent to quarter-end, the Company renegotiated debt service maturing in 1Q21 in Argentina, deferring a total of $13.3 million under the syndicated bank loan, and a total of $13.5 million in Italy, which was deferred to 2022. The following table reflects the new maturity profile:

Pro-forma Maturity of borrowings - Breakdown by segment (in USD) as of December 31, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	100.7	144.1	186.4	76.3	507.5
	Interest	USD	28.8	22.5	36.3	3.9	91.5
	Principal	ARS	8.5	19.7	6.0	-	34.1
	Interest	ARS	17.2	10.0	0.6	-	27.9
Italy	Principal	EUR	42.9	25.0	162.7	26.6	257.2
	Interest	EUR	5.3	5.1	12.2	0.2	22.8
Brazil	Principal	R$	13.6	12.9	43.5	171.9	241.9
	Interest	R$	12.9	17.1	44.9	58.0	132.9
Uruguay	Principal	USD	14.1	26.0	56.6	140.9	237.7
	Interest	USD	9.2	14.8	35.6	36.3	95.8
Armenia	Principal	USD	-	11.2	20.7	-	31.9
	Interest	USD	1.9	1.8	1.3	-	5.0
	Principal	DRAM	0.5	0.3	-	-	0.8
	Interest	DRAM	0.0	0.0	-	-	0.0
	Principal	EUR	-	12.7	23.4	-	36.1
	Interest	EUR	2.1	1.9	1.4	-	5.4
Ecuador	Principal	USD	5.2	5.8	16.3	0.5	27.9
	Interest	USD	2.1	1.7	2.2	0.0	6.0
Total			264.9	332.6	650.2	514.6	1,762.2

Cash by Segment (in US$ million)

	As of Dec 31, 2020	As of Sep 30, 2020
Argentina	61.6	74.2
Italy (1)	99.8	13.6
Brazil (2)	13.3	10.9
Uruguay	13.4	20.1
Armenia	18.9	21.2
Ecuador	19.2	5.7
Intermediate holding Companies	54.8	34.5
Total	281.0	180.2

1 Of which approximately $93.7 million remain at Toscana Aeroporti level.

2 Of which approximately $12.4 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 4Q20, CAAP made capital expenditures of $40.2 million on an ‘As reported’ basis, or $33.8 million when excluding IAS 29, a 62.7% YoY decline from $90.5 million ex-IAS in 4Q19, mainly reflecting lower capex in Argentina, Ecuador, Armenia and Brazil. The most significant investments in 4Q20 include:

¡	$31.0 million on an ‘As reported’ basis, or $24.6 million when excluding the impact of IAS29 in Argentina, primarily for construction works of the new departure terminal building at Ezeiza Airport, together with the enlargement and refurbishment of the runway, a new lighting system and the remodeling of international departures and arrivals areas at Aeroparque Airport. Importantly, Aeroparque Airport expansion works in an amount of $12.4 million were funded by the development trusts,

¡	$7.1 million in Italy, , mainly attributed to the upgrade to baggage handling systems and investments to improve security at both airports, and

¡	$1.4 million in Ecuador, primarily due to the refurbishment of the runway, taxiways and related works, stemming from the capex program of the Guayaquil concession agreement.

For the full year 2020, CAAP made capital expenditures of $152.1 million on an ‘As reported’ basis, or $146.1 million when excluding IAS29, a 62.0% YoY decline from $384.1 million ex-IAS29 in FY19, mainly reflecting lower capex in Argentina, and, to a lesser extent, in Armenia, Ecuador and Italy, partially offset by an increase in Uruguay, in relation with mandatory investments resulting from the Punta del Este concession extension.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting on 4Q20 under the column ‘IAS 29’, while the columns “4Q20 ex IAS 29” and “4Q19 ex IAS 29” presents results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for 96.6%, 99.8% and 102.4% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q20.

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	0.5	7.0	-92.3%	-	0.5	7.0	-92.3%
International Passengers (in millions) (1)	0.3	3.2	-90.4%	-	0.3	3.2	-90.4%
Transit Passengers (in millions) (1)	0.0	0.4	-87.9%	-	0.0	0.4	-87.9%
Total Passengers (in millions) (1)	0.9	10.6	-91.6%	-	0.9	10.6	-91.6%
Cargo Volume (in thousands of tons)	41.2	63.6	-35.1%	-	41.2	63.6	-35.1%
Total Aircraft Movements (in thousands)	31.8	109.2	-70.9%	-	31.8	109.2	-70.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.9	93.8	-86.3%	-0.5	13.4	91.0	-85.3%
Non-aeronautical revenue	59.3	127.4	-53.4%	-3.5	62.8	125.1	-49.8%
Commercial revenue	37.8	59.0	-36.0%	-0.4	38.2	56.1	-32.0%
Construction service revenue	21.5	68.5	-68.6%	-3.1	24.6	69.1	-64.4%
Total Revenue	72.2	221.3	-67.4%	-3.9	76.1	216.1	-64.8%
Total Revenue Excluding IFRIC12(2)	50.7	152.8	-66.8%	-0.9	51.5	147.0	-65.0%
Cost of Services	76.2	178.8	-57.4%	10.9	65.3	160.6	-59.4%
Selling, general and administrative expenses	11.3	18.5	-39.1%	0.2	11.1	17.4	-36.4%
Other expenses	0.2	0.5	-68.8%	0.0	0.1	0.6	-75.6%
Total Costs and Expenses	87.6	197.8	-55.7%	11.1	76.5	178.5	-57.2%
Total Costs and Expenses Excluding IFRIC12(3)	66.1	129.4	-49.0%	14.2	51.9	109.5	-52.6%
Adjusted Segment EBITDA	9.7	52.1	-81.4%	0.4	9.3	50.1	-81.5%
Adjusted Segment EBITDA Mg	13.4%	23.6%	-1,015	-	12.2%	23.2%	-1,100
Adjusted EBITDA Margin excluding IFRIC 12(4)	19.2%	34.1%	-1,494	-	18.0%	34.0%	-1,598
Capex	31.0	71.4	-56.5%	6.4	24.6	69.4	-64.5%
1)	See Note 1 & 2 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	6.3	28.3	-77.8%	-	6.3	28.3	-77.8%
International Passengers (in millions) (1)	3.3	13.6	-75.6%	-	3.3	13.6	-75.6%
Transit Passengers (in millions) (1)	0.4	1.5	-75.6%	-	0.4	1.5	-75.6%
Total Passengers (in millions) (1)	10.0	43.4	-77.1%	-	10.0	43.4	-77.1%
Cargo Volume (in thousands of tons)	143.9	228.0	-36.9%	-	143.9	228.0	-36.9%
Total Aircraft Movements (in thousands)	155.6	447.2	-65.2%	-	155.6	447.2	-65.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	106.7	387.3	-72.5%	-4.5	111.2	397.4	-72.0%
Non-aeronautical revenue	243.3	547.5	-55.6%	-11.0	254.3	562.7	-54.8%
Commercial revenue	147.5	239.2	-38.3%	-2.9	150.4	243.6	-38.3%
Construction service revenue	95.8	308.3	-68.9%	-8.1	103.9	319.1	-67.4%
Total Revenue	350.0	934.8	-62.6%	-15.5	365.4	960.1	-61.9%
Total Revenue Excluding IFRIC12(2)	254.2	626.5	-59.4%	-7.4	261.5	641.0	-59.2%
Cost of Services	380.0	710.9	-46.5%	60.2	319.9	673.9	-52.5%
Selling, general and administrative expenses	38.2	88.2	-56.7%	0.2	38.0	89.5	-57.6%
Other expenses	2.7	1.1	142.8%	0.7	2.0	1.1	79.3%
Total Costs and Expenses	420.9	800.1	-47.4%	61.1	359.8	764.5	-52.9%
Total Costs and Expenses Excluding IFRIC12(3)	325.2	492.1	-33.9%	69.2	256.0	445.6	-42.5%
Adjusted Segment EBITDA	50.7	241.4	-79.0%	-1.9	52.7	246.4	-78.6%
Adjusted Segment EBITDA Mg	14.5%	25.8%	-1,131	-	14.4%	25.7%	-1,129
Adjusted EBITDA Margin excluding IFRIC 12(4)	19.9%	38.5%	-1,859	-	20.1%	38.4%	-1,831
Capex	95.8	308.3	-68.9%	-8.1	103.9	319.1	-67.4%
5)	See Note 1 & 2 in Table "Operating & Financial Highlights”
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina declined 91.6% YoY due to travel restrictions and weak demand as a result of the COVID-19 pandemic, although sequentially improving from the 99.3% drop in 3Q20 and the 99.2% in 2Q20. International passenger traffic declined 90.4% in 4Q20, an improvement from the 98.3% drop in 3Q20, reflecting a gradual recovery in passenger volume driven by increased travel from locals coupled with foreigners from neighboring countries, that were allowed entry with certain requirements up to mid-December, as the summer season started. Mid-December, the government reenacted the ban on entry for all foreigners until April 9, 2021, in light of the new COVID-19 strain. Domestic passenger traffic dropped 92.3% as travel restrictions were partially lifted at the end of October, while some requirements apply upon entry to the provinces. In addition, Aeroparque Airport was closed since August 1, 2020 to carry out works in the runway and terminal building and reopened on March 15, 2021.

Revenues declined 67.4% YoY, or $149.1 million, to $72.2 million in 4Q20. Excluding the impact of IAS 29, revenues would have been $76.1 million, down 64.8% YoY, primarily reflecting lower Aeronautical revenues in line with passenger traffic, coupled with a decline in Construction service revenue due to lower capex as well as a drop in Commercial revenues, mainly due to the impact of the COVID-19 crisis and the FX translation effect on local currency revenues from the 34.7% YoY average Argentine peso depreciation.

•	Aeronautical Revenues ex-IAS29 declined 85.3%, or $77.6 million, primarily reflecting the decline in passenger traffic from the COVID-19 pandemic and Government bans to air travel. During the quarter, however, aeronautical revenues improved sequentially from the 94.9% drop in 3Q20 due to the gradual recovery of the traffic, as some restrictions were relaxed heading into the summer season.

•	Commercial Revenues ex-IAS29 fell YoY by 32.0%, or $17.9 million, although improving from the 51.2% YoY decrease in 3Q20, driven by the following declines:

•	84.3%, or $14.5 million in passenger-related services, including Duty Free, Parking, VIP Lounge, Catering and F&B revenues, due to lower passenger traffic,

•	57.4%, or $2.0 million, in Other Services revenues in line with the decrease of passenger volume,

•	76.8%, or $1.1 million, in Fueling revenues due lower variable fees collected from third parties due to the reduction in activity, and

•	68.7%, or $1.0 million, in Rental of space, due to discounts granted to airlines in relation with hanger space.

This was partially offset by a $2.2 million increase in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied starting October 2020.

•	Construction Service Revenue ex-IAS29 decreased 64.4%, or $44.5 million, to $24.6 million, as a result of lower capex in the period.

Excluding Construction service revenue and the impact of IAS29, total revenue in 4Q20 decreased 65.0% YoY, or $95.5 million, to $51.5 million, an improvement from the 78.4% drop in 3Q20.

Total Costs and Expenses declined 55.7%, or $110.2 million, to $87.6 million. Had IAS 29 not been adopted, total cost and expenses would have declined 57.2%, or $102.0 million, primarily due to a decrease of $44.4 million in Construction Service costs reflecting lower capex in the quarter, coupled with lower operating expenses and Concession fees.

Cost of Services ex-IAS29 fell 59.4% YoY, or $95.3 million, to $65.3 million, primarily due to a drop of $44.4 million in Construction Service Costs, as a result of lower capex. Excluding Construction Service Costs, Cost of Services would have declined 55.6% YoY, or $50.9 million, driven mainly by the following declines:

•	58.2%, or $16.5 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure in comparison with 4Q19 and the depreciation of the local currency against the US dollar,

•	61.7%, or $14.8 million, in Salaries and Social Security Contribution expenses, benefitting from government’s assistance in the amount of $2.0 million, together with a reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation,

•	64.6%, or $14.0 million, in Concession Fees in line with lower revenues,

•	87.5%, or $2.7 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses due to a reduction in passenger traffic, and

•	51.9%, or $2.4 million, in Services and Fees, driven by suspension of all non-essential services due to the COVID-19 pandemic and reduction of airport activity.

SG&A ex-IAS29 decreased by 36.4% YoY, or $6.2 million, to $11.1 million in 4Q20, mainly due to the following declines:

•	59.9%, or $5.4 million, in Taxes reflecting lower turnover taxes and banking transaction taxes, related to the decline in revenues, and

•	91.4%, or $1.1 million, in Office Expenses due to a decrease in mobility and office expenses.

This was partially offset by a 28.8%, or $0.8 million, increase in Salaries and Social Security Contributions mainly driven by a $1.5 million non-cash charge recorded under CAAP’s Share compensation plan that more than offset the impact of benefits granted by the government and a reduction in salaries, together with local currency depreciation.

Adjusted Segment EBITDA was $9.7 million in 4Q20, a $42.4 million YoY decline, with Adjusted Segment EBITDA margin Ex-IFRIC12 of 19.2% compared to 34.1% in 4Q19. Excluding the impact of IAS 29, Adjusted Segment EBITDA would have been $9.3 million, declining $40.8 million YoY, with Adjusted EBITDA margin EX-IFRIC12 contracting by 1,598 bps to 18.0% in 4Q20 from 34.0% in 4Q19.

During 4Q20 CAAP made Capital Expenditures of $31.0 million on an ‘As reported’ basis, or $24.6 million when excluding the impact of IAS29, primarily due to construction works of the new departure terminal building at Ezeiza Airport, together with the enlargement and refurbishment of the runway, a new lighting system and the remodeling of international departures and arrivals areas at Aeroparque Airport. Importantly, Aeroparque Airport expansion works in an amount of $12.4 million were funded by the development trusts.

In December 2020, the AA2000 concession was extended for a ten-year period from 2028 to 2038, as provided for under the existing concession agreement. This extension is part of an agreement entered by AA2000 and ORSNA with an aim to mitigate the impact of COVID19 in its operations and further includes the commitment by AA2000 of incremental capital expenditures of approximately US$500 million to be undertaken between 2022 and 2027 for expansion projects. In addition, in January 2021, Argentine airport regulator established an increase of US$6 bringing the international passenger fee to US$57 in for travelers departing from AA2000 airports, in line with the provisions of the 10-year concession extension, for flights as of March 15, 2021.

Italy

	4Q20	4Q19	% Var.	2020	2019	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.1	0.4	-73.9%	0.7	1.8	-63.0%
International Passengers (in millions)	0.1	1.4	-91.6%	1.3	6.4	-79.7%
Transit Passengers (in millions)	0.0	0.0	-92.3%	0.0	0.0	-92.2%
Total Passengers (in millions)	0.2	1.8	-87.2%	2.0	8.2	-76.0%
Cargo Volume (in thousands of tons)	3.8	3.6	3.5%	13.3	13.2	0.5%
Total Aircraft Movements (in thousands)	5.4	17.4	-69.3%	30.2	79.0	-61.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	5.4	22.2	-75.5%	29.4	94.7	-69.0%
Non-aeronautical revenue	11.1	14.9	-25.5%	28.9	50.9	-43.1%
Commercial revenue	4.9	10.1	-51.1%	16.8	39.1	-57.0%
Construction service revenue	5.2	4.0	30.4%	10.4	9.4	10.2%
Other revenue	0.9	0.8	18.3%	1.8	2.4	-26.0%
Total Revenue	16.5	37.1	-55.5%	58.3	145.6	-59.9%
Total Revenue Excluding IFRIC12(1)	11.3	33.1	-65.8%	48.0	136.3	-64.8%
Cost of Services	21.6	28.8	-25.0%	72.2	104.6	-31.0%
Selling, general and administrative expenses	5.4	4.2	28.5%	14.4	15.0	-3.8%
Other Expenses	-0.5	0.1	-622.4%	0.0	0.1	-118.5%
Total Costs and Expenses	26.5	33.1	-20.1%	86.6	119.7	-27.7%
Total Costs and Expenses Excluding IFRIC12(2)	21.0	29.7	-29.3%	77.4	112.0	-30.9%
Adjusted Segment EBITDA	4.8	7.3	-34.3%	-4.3	38.5	-111.1%
Adjusted Segment EBITDA Mg	29.0%	19.7%	931 bps	-7.3%	26.4%	-3,374 bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	44.6%	20.3%	2,431 bps	-11.4%	27.0%	-3,838 bps
Capex	7.1	7.4	-3.9%	13.8	17.9	-22.7%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy declined 87.2% YoY, reflecting a drop from 3Q20 as that quarter benefitted from increased travel due to the summer season, while restrictions to air travel were reinstated in 4Q20 following a new COVID-19 outbreak in the region and weaker passenger demand. Domestic traffic was down 73.9% YoY, while international traffic declined 91.6% YoY. Traffic at Florence airport was down 89.7% YoY and traffic at Pisa Airport down 85.8% YoY.

Revenues in 4Q20 declined 55.5% YoY, or $20.6 million, to $16.5 million. Excluding Construction service revenue, revenues declined 65.8% YoY, or $21.8 million, to $11.3 million, mainly driven lower passenger traffic due to the COVID-19 pandemic.

•	Aeronautical Revenues dropped 75.5%, or $16.8 million, in line with passenger traffic, partially offset by increases in passenger fees at Florence Airport in November 2019 and February 2020, and in the passenger with reduced mobility fees (PRM) at Florence Airport in March 2020 and at Pisa Airport in February 2020.

•	Commercial Revenues decreased 51.1% YoY, or $5.2 million, mainly due to a reduction in Parking, Duty Free, F&B and VIP Lounge revenues. In addition, car rental revenues also declined in the quarter.

•	Construction Service Revenue increased $1.2 million, to $5.2 million due to higher capex investments at both airports.

Cost of Services declined 25.0% YoY, or $7.2 million. Excluding Construction Service cost, Cost of services decreased 36.5%, or $9.3 million, due to the following declines:

•	37.6%, or $4.4 million, in Salaries and social security contributions, as a result of a reduction in workforce, and a furlough scheme for some employees together with reduction of working hours,

•	32.2%, or $1.7 million, in Services and Fees expenses mainly driven due to the suspension or reduction in scope of certain maintenance contracts, mainly in porterage, security and institutional communication services, as part of the set of measures implemented to mitigate the impact of the pandemic,

•	80.2%, or $1.2 million, in Concession Fees due to lower revenues, and

•	42.7%, or $0.9 million, in Other expenses, due to a reduction of costs of VIP Lounge, Parking and provision for legal claims.

SG&A increased 28.5% YoY, or $1.2 million, due to higher Services and Fees from extraordinary costs related to the termination of a parking management contract at Pisa Airport, coupled with higher Bad Debt charges provisioned due to COVID-19 pandemic. This was partially offset by a decline in maintenance expenses and Salaries and social security contributions.

Other operating income was $12.0 million in the quarter, reflecting a 10 million Euro grant obtained from the regional government to partially compensate for the COVID-19 impact on the business.

Adjusted Segment EBITDA in Italy declined 34.3%, or $2.5 million, to $4.8 million compared to $7.3 million in the year ago quarter. Excluding Construction services, Adjusted Segment EBITDA margin ex-IFRIC12 expanded by 2,431 bps to 44.6% from 20.3% in 4Q19.

During 4Q20 CAAP made Capital Expenditures for $7.1 million in Italy, mainly attributed to the upgrade to baggage handling systems and investments to improve security at both airports.

Brazil

	4Q20	4Q19	% Var.		2020	2019	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	1.9	3.1	-41.2%		5.6	11.6	-51.7%
International Passengers (in millions) (1)	0.0	0.2	-94.2%		0.2	0.7	-72.1%
Transit Passengers (in millions) (1)	1.2	1.8	-33.3%		3.3	6.8	-51.3%
Total Passengers (in millions) (1)	3.0	5.1	-40.4%		9.1	19.1	-52.3%
Cargo Volume (in thousands of tons)	10.2	22.9	-55.2%		34.9	91.2	-61.8%
Total Aircraft Movements (in thousands)	27.7	42.5	-34.9%		89.4	161.8	-44.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	5.6	14.9	-62.1%		20.9	56.1	-62.8%
Non-aeronautical revenue	6.9	15.1	-54.4%		30.5	60.4	-49.5%
Commercial revenue	6.9	15.1	-54.4%		30.5	60.4	-49.5%
Total Revenue	12.5	30.0	-58.2%		51.4	116.6	-55.9%
Cost of Services	14.2	23.9	-40.5%		60.8	96.2	-36.8%
Selling, general and administrative expenses	2.2	0.0	-		11.3	12.6	-10.0%
Other expenses	1.1	42.8	-97.5%		29.7	43.1	-31.1%
Total Costs and Expenses	17.5	66.7	-73.8%		101.8	152.0	-33.0%
Adjusted Segment EBITDA	31.8	-32.8	-197.0%		-6.5	-22.3	-70.7%
Adjusted Segment EBITDA Mg	253.9%	-109.1%	36,304	bps	-12.7%	-19.1%	639	bps
Capex	0.2	2.3	-91.8%		3.2	5.3	-39.2%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic in Brazil dropped 40.4% YoY, although showing a sequential improvement from the declines of 69.4% in 3Q20 and 94.3% in 2Q20, as a result of a steady recovery in passenger demand. International traffic dropped 94.2% YoY as operations restarted at Brasilia Airport during the month of September, with weak passenger demand.

Revenues in 4Q20 decreased 58.2% YoY, or $17.5 million, mainly reflecting lower aeronautical and commercial activities due to the decline in passenger traffic, and to a lesser extent, the average 31.0% depreciation of the Brazilian real against the US dollar during the period.

•	Aeronautical Revenues declined 62.1% YoY, or $9.3 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real. Measured in local currency, revenues fell 50.4%.

•	Commercial Revenues declined 54.4%, or $8.2 million, also impacted by lower passenger traffic, and to a lesser extent, by the 31.0% average currency depreciation in the period. Commercial revenues in local currency decreased 40.3% mainly driven by declines in F&B, VIP Lounge and Retail Stores revenues, due to lower passenger traffic and certain discounts granted to tenants due to lower activity, lower Advertising revenues from the renegotiation of commercial agreements, together with lower Rental of space revenues, as a result of the discounts granted and closure of operations of certain clients.

Cost of Services fell 40.5%, or $9.7 million, benefiting from cost reduction initiatives taken to mitigate the impact of the COVID-19 pandemic, coupled with the depreciation of the Brazilian Real. In local currency, cost of services dropped 22.0%, mainly driven by:

•	A reduction in Salaries and social contributions due to reductions in the workforce, salary reductions, furloughs and reduction of working hours, and a decline in employee benefits,

•	Lower sales taxes, reflecting the reduction in revenues in the quarter,

•	Lower Maintenance expenses mainly due to the renegotiation of contracts related to baggage handling system, cleaning services and maintenance of green areas, as part of the set of measures implemented to mitigate the impact of the pandemic, and

•	A reduction in Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection and lower utilities expenses, coupled with local currency depreciation.

This was partially offset by higher Concession Fees in relation with the passenger curve used to calculate the amortization of intangible asset.

SG&A in 4Q19 were null over the period, reflecting a Bad Debt reserve reversal due to a favorable resolution on a dispute with a telecommunications client, which offset other SG&A expenses in the quarter. In 4Q20, SG&A were $2.2 million mainly reflecting lower Salaries and social security contributions together with lower Services and Fees, partially offset by the reversal of some bad debt charges that were recorded in 2Q20, as airlines continue to pay according to schedule.

Other Operating Income was $34.7 million in the quarter, reflecting a $36.6 million economic compensation obtained from the government to offset the COVID-19 impact on both Brasilia and Natal concessions during 2020.

Other Operating Expenses totaled $1.1 million in 4Q20, reflecting a $ 1.9 million charge at Natal Airport due to a loss from the disposal of property, plant and equipment, together with the recognition of a loss related to the prescription of tax credits on intangible assets. This was partially offset by a $1.0 million reversal on impairment loss on the Natal concession intangible asset.

Adjusted Segment EBITDA in Brazil was $31.8 million in the quarter, mainly benefiting from the $36.6 million economic compensation of the concession to offset the impact of Covid-19 during 2020. Adjusted Segment EBITDA for 2019 was a loss of $22.3 million, mainly reflecting a $42.8 million impairment loss related to the impairment of intangible assets at Natal Airport Concession in 4Q19. Excluding the impacts from impairment losses recorded during 2020 for a total amount of $62.3 million, and the impairment loss in 4Q19, Adjusted Segment EBITDA would have been $55.7 million, a 171.9%, or $20.8 million, increase from the $20.5 million Adjusted Segment EBITDA in 2019, mainly due to the economic compensation for Covid-19 obtained in 4Q20.

Uruguay

	4Q20	4Q19	% Var.		2020	2019	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-55.1%		0.0	0.0	-35.4%
International Passengers (in millions)	0.1	0.5	-90.2%		0.6	2.2	-72.0%
Transit Passengers (in millions)	0.0	0.0	-75.7%		0.0	0.0	-79.4%
Total Passengers (in millions)	0.1	0.5	-90.1%		0.6	2.2	-72.1%
Cargo Volume (in thousands of tons)	6.8	8.1	-16.1%		28.9	29.1	-0.7%
Total Aircraft Movements (in thousands)	2.6	7.5	-65.9%		13.0	29.7	-56.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	1.5	12.9	-88.4%		19.6	62.2	-68.5%
Non-aeronautical revenue	6.2	15.2	-58.9%		38.7	55.7	-30.5%
Commercial revenue	5.8	11.6	-49.7%		29.4	49.5	-40.7%
Construction service revenue	0.4	3.6	-88.7%		9.3	6.1	52.2%
Total Revenue	7.7	28.1	-72.4%		58.3	117.8	-50.5%
Total Revenue Excluding IFRIC12(1)	7.3	24.5	-70.0%		49.0	111.7	-56.1%
Cost of Services	7.7	15.3	-49.9%		44.4	58.2	-23.7%
Selling, general and administrative expenses	2.0	3.3	-38.6%		9.5	13.9	-32.0%
Other expenses	0.1	0.2	-26.6%		0.3	0.4	-34.3%
Total Costs and Expenses	9.9	18.8	-47.5%		54.1	72.6	-25.5%
Total Costs and Expenses Excluding IFRIC12(2)	9.5	15.2	-37.7%		44.8	66.5	-32.6%
Adjusted Segment EBITDA	1.0	12.0	-91.7%		16.3	56.4	-71.0%
Adjusted Segment EBITDA Mg	12.9%	42.7%	-2,984	bps	28.0%	47.9%	-1,988	bps
Adjusted EBITDA Margin excluding IFRIC 12 (3)	13.6%	49.4%	-3,583	bps	33.3%	50.5%	-1,717	bps
Capex	0.3	1.2	-71.3%		12.0	9.4	27.4%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 90.1% YoY, a slight improvement from the 95.4% reported in 3Q20 and the 98.4% in 2Q20. Commercial operations restarted the first week of July, although borders remained closed to non-resident foreigners, and late December 2020, Uruguay suspended all travelers, including Uruguayan citizens, from entering the country until the end of January, with certain exceptions. During February, restrictions were lifted and Uruguayan citizen and resident foreigners were allowed to travel.

Revenues in 4Q20 declined 72.4% YoY, or $20.4 million, to $7.7 million. Excluding Construction service revenue, revenues declined 70.0% YoY, or $17.2 million, to $7.3 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical Revenues declined 88.4% YoY, or $11.4 million, reflecting lower passenger fees revenues in line with the decline in passenger traffic from the impact of the COVID-19 pandemic.

•	Commercial Revenues declined 49.7%, or $5.8 million, reflecting decreases of 85.5%, or $2.0 million, in Duty Free revenues, 88.9%, or $0.9 million, in VIP Lounge revenues, and 70.0%, or $1.7 million, in other passenger-related services, all as a result of lower passenger traffic. Of note, the cargo terminal continued to perform well during the quarter, with declines of 16.1% in operated volume and 8.4% in revenues.

•	Construction Service Revenue declined $3.2 million, to $0.4 million reflecting lower capex in the period in comparison with 4Q19.

Cost of services were down 49.9% YoY, or $7.6 million, to $7.7 million. Excluding Construction service cost, cost of services declined 37.9% YoY, or $4.4 million, reflecting the following cost reductions: (i) 66.1%, or $1.7 million, in Concession fees, in line with lower passenger traffic, (ii) 62.6%, or $1.6 million, in Maintenance expenses due to renegotiation of most operating expenses contracts, together with the depreciation of the Uruguayan peso against the US dollar and lower SISCA fees due to lower passenger traffic, and (iii) 21.9%, or $0.8 million in Salaries and social contributions, driven by a restructuring in the workforce implemented in July 2020 and a furlough program, coupled with currency depreciation.

SG&A declined 38.6% YoY, or $1.3 million, to $2.0 million, due to decreases of $0.5 million in Services and Fees, reflecting lower professional fees from a reduction in services, a $0.4 million reduction in office and travel expenses, and a $0.2 million decline in charter services expenses.

Adjusted Segment EBITDA in Uruguay declined 91.7%, or $11.0 million, to $1.0 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 contracting to 13.6%, from 49.4% in the year-ago quarter.

During 4Q20, CAAP made Capital Expenditures of $0.3 million in Uruguay, reflecting works at the Punta del Este Airport.

Awards & Recognitions

Guayaquil Airport, Ecuador

On February 8, 2021, Guayaquil Airport was awarded a recognition by ACI World’s Voice of the Customer initiative. This initiative recognizes airports that continued to prioritize their customers and remained committed to ensuring that their voice was heard during the COVID-19 pandemic in 2020. In addition, on March 1, 2021, Guayaquil Airport received from Airports Council International (ACI) World the 2020 Airport Service Quality (ASQ) Award for “Best Airport by Size and Region” among airports in Latin America and the Caribbean with annual passenger traffic of between two to five million. ACI’s Airport Service Quality Award recognizes those airports around the world that deliver the best customer experience based on the opinion of their own passengers.

Key Events for the Quarter

Corporación América Airports Announces Agreement to Extend for 10-Years Until 2038 the Aeropuertos Argentina 2000 Concession.

On November 30, 2020, CAAP announced that AA2000 and the Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) signed an agreement to extend the AA2000 concession (“Concession Agreement Extension”) for a ten-year period from 2028 to 2038, as provided for under the existing concession agreement. This extension is part of an agreement entered by AA2000 and ORSNA with an aim to mitigate the impact of COVID19 in its operations and further includes the commitment by AA2000 of incremental capital expenditures of approximately US$500 million to be undertaken between 2022 and 2027 for expansion projects. On December 17, 2020, CAAP announced that the Argentine Government issued Presidential Decree No. 1009/2020, which ratifies the Concession Agreement Extension.

CAAP Announces Its Subsidiary ICASGA Executes Amendment to Allow for Friendly Termination of Its Natal Airport Concession.

On November 19, 2020, CAAP announced that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) executed an irrevocable amendment to allow the termination of the concession agreement of the International Airport of São Gonçalo do Amarante (“Natal Airport”). Upon transfer to a new operator, an indemnification payment will be made to ICASGA, which will be determined by authorities, primarily based on non-amortized capital expenditure investments. The amendment and termination is limited to the Natal Airport concession.

Corporación América Airports S.A. Raises Additional Funding in Italy to Strengthen Liquidity

On November 6, 2020, CAAP’s Italian subsidiary, Toscana Aeroporti, announced it obtained an Eur. 85 million financing from Intesa Sanpaolo and BNL - BNP Paribas Group, backed by a SACE guarantee pursuant to the provisions of Decree-Law No. 23/2020 (the “Liquidity Decree”), within the framework of the Italian guarantee scheme intended to support Italian companies affected by the Covid-19 emergency “Garanzia Italia”. The financing has a term of six years, with a two-year grace period.

Corporación América Airports S.A Announces It Has Increased the Company’s Share Capital by $3,200,445

On October 14, 2020, CAAP announced that as part of the management share compensation plan included in the registration statement on Form S-8 dated September 4, 2020 (the “Management Compensation Plan”), the board of directors, through the compensation committee, increased the Company’s share capital by the amount of $3,200,445 through the issuance of 3,200,445 new shares (“New Shares”) having a nominal value of $1.00 each. As a result of the issuance of the New Shares, the share capital of the Company increased from 160,022,262 shares to 163,222,707 shares. The New Shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of $6,144,854.40 (a subscription price of $1.92 per New Share, being the market price as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves.

Subsequent Events

Corporación América Airports S.A. Announces Increase in International Passenger Fees in Argentina Starting March 15, 2021.

On January 13,2021, CAAP announced that the Argentine airport regulator, Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) published Resolution No. 4/2021 in the Official Gazette which establishes among others: i) an increase of US$6 bringing the international passenger fee to US$57 in for travelers departing from AA2000 airports, in line with the provisions of the Technical Conditions for the Extension, which are part of the 10-year concession extension approved on December 17, 2020, effective on January 14, 2021 for flights as of March 15, 2021; ii) domestic passenger fees remain unchanged until the end of 2021, and iii) aircraft fees remain unchanged for both domestic and international air operators.

AA2000 and Aerolíneas Argentinas settle on proposal over debt outstanding as of March 31, 2020

On February 2, 2021, Aerolineas Argentinas SA (“ARSA”) sent AA2000 a Reversal Letter (the “Reversal Letter”), containing a proposal for the recognition of debt for the amounts owed until March 31, 2020 (AR$120.6 million and US$36.5 million). ARSA proposed a payment plan and accepted said amounts to be transferred to the Trust for Strengthening the National Airport System (“Development trusts”). On February 4, 2021, the Company accepted the Reversal Letter and requested authorization from ORSNA for the transfer of said amounts to the Development Trusts. As of the date of this report, AA2000 and ARSA are in negotiations to reconcile the rest of the outstanding debt.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.6%, 99.8% and 102.4% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q20, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

4Q20 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, March 31, 2021

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Investor Relations Manager

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap210331.html

Replay:	Participants can access the replay through April 7, 2021 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10153418.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 29 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the COVID-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Investor Relations Manager

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q20	4Q19	% Var.	2020	2019	% Var.
Argentina(1)
Domestic Passengers (in millions)	0.5	7.0	-92.3%	6.3	28.3	-77.8%
International Passengers (in millions)	0.3	3.2	-90.4%	3.3	13.6	-75.6%
Transit passengers (in millions)	0.0	0.4	-87.9%	0.4	1.5	-75.6%
Total passengers (in millions)	0.9	10.6	-91.6%	10.0	43.4	-77.1%
Cargo volume (in thousands of tons)	41.2	63.6	-35.1%	143.9	228.0	-36.9%
Aircraft movements (in thousands)	31.8	109.2	-70.9%	155.6	447.2	-65.2%
Italy
Domestic Passengers (in millions)	0.1	0.4	-73.9%	0.7	1.8	-63.0%
International Passengers (in millions)	0.1	1.4	-91.6%	1.3	6.4	-79.7%
Transit passengers (in millions)	0.0	0.0	-92.3%	0.0	0.0	-92.2%
Total passengers (in millions)	0.2	1.8	-87.2%	2.0	8.2	-76.0%
Cargo volume (in thousands of tons)	3.8	3.6	3.5%	13.3	13.2	0.5%
Aircraft movements (in thousands)	5.4	17.4	-69.3%	30.2	79.0	-61.8%
Brazil(2)
Domestic Passengers (in millions)	1.9	3.1	-41.2%	5.6	11.6	-51.7%
International Passengers (in millions)	0.0	0.2	-94.2%	0.2	0.7	-72.1%
Transit passengers (in millions)	1.2	1.8	-33.3%	3.3	6.8	-51.3%
Total passengers (in millions)	3.0	5.1	-40.4%	9.1	19.1	-52.3%
Cargo volume (in thousands of tons)	10.2	22.9	-55.2%	34.9	91.2	-61.8%
Aircraft movements (in thousands)	27.7	42.5	-34.9%	89.4	161.8	-44.7%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	-55.1%	0.0	0.0	-35.4%
International Passengers (in millions)	0.1	0.5	-90.2%	0.6	2.2	-72.0%
Transit passengers (in millions)	0.0	0.0	-75.7%	0.0	0.0	-79.4%
Total passengers (in millions)	0.1	0.5	-90.1%	0.6	2.2	-72.1%
Cargo volume (in thousands of tons)	6.8	8.1	-16.1%	28.9	29.1	-0.7%
Aircraft movements (in thousands)	2.6	7.5	-65.9%	13.0	29.7	-56.0%
Ecuador(3)
Domestic Passengers (in millions)	0.1	0.6	-73.4%	0.7	2.3	-69.9%
International Passengers (in millions)	0.2	0.5	-57.8%	0.8	2.1	-61.5%
Transit passengers (in millions)	0.0	0.0	-70.0%	0.0	0.1	-47.3%
Total passengers (in millions)	0.4	1.1	-65.8%	1.5	4.5	-65.6%
Cargo volume (in thousands of tons)	5.0	8.6	-42.5%	16.8	38.0	-55.7%
Aircraft movements (in thousands)	12.5	21.4	-41.7%	41.6	82.4	-49.5%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.1	0.8	-80.7%	0.8	3.2	-74.1%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.1	0.8	-80.7%	0.8	3.2	-74.1%
Cargo volume (in thousands of tons)	4.3	6.4	-31.7%	15.7	20.1	-21.6%
Aircraft movements (in thousands)	2.2	7.0	-68.3%	10.2	27.4	-62.9%
Peru(4)
Domestic Passengers (in millions)	0.4	0.9	-62.2%	1.2	3.6	-66.3%
International Passengers (in millions)	0.0	0.0	-76.4%	0.0	0.0	-56.6%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.4	0.9	-62.3%	1.2	3.6	-66.3%
Cargo volume (in thousands of tons)	0.7	1.4	-48.4%	2.1	5.2	-59.7%
Aircraft movements (in thousands)	3.7	7.5	-51.2%	12.9	30.5	-57.6%
1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
4)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	4Q20	4Q19	4Q20	4Q19	3Q20	3Q19	3Q20	3Q19	2Q20	2Q19	2Q20	2Q19	1Q20	1Q19	1Q20	1Q19
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	79.93	59.34	84.15	59.89	73.31	50.54	76.18	57.59	67.66	44.01	70.46	42.46	61.40	39.01	64.47	43.35
Euro	0.84	0.90	0.81	0.89	0.86	0.90	0.85	0.92	0.91	0.89	0.89	0.88	0.91	0.88	0.91	0.89
Brazilian Real	5.39	4.12	5.20	4.03	5.38	3.97	5.64	4.16	5.39	3.92	5.48	3.83	4.47	3.77	5.20	3.90
Uruguayan Peso	42.60	37.50	42.34	37.31	42.73	35.81	42.58	36.94	43.12	34.86	42.21	35.18	39.68	32.82	43.01	33.48

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	35.9	173.7	-79.3%	-0.5	36.3	170.8	-78.7%
Passenger use fees	22.3	138.0	-83.8%	-0.4	22.7	135.6	-83.3%
Aircraft fees	10.6	27.7	-61.7%	-0.1	10.7	27.3	-60.8%
Other	3.0	7.9	-62.5%	-	3.0	7.9	-62.5%

Commercial Revenue Breakdown (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Commercial revenue	64.1	120.8	-46.9%	-0.4	64.5	117.9	-45.3%
Warehouse use fees	36.5	37.1	-1.6%	-0.6	37.1	36.1	2.9%
Duty free shops	3.6	12.9	-71.7%	-0.1	3.7	12.7	-70.8%
Rental of space (including hangars)	3.8	6.5	-42.2%	0.0	3.8	6.4	-41.2%
Parking facilities	1.1	6.8	-84.0%	0.0	1.1	6.7	-83.5%
Fuel	4.7	16.8	-72.1%	0.0	4.7	16.7	-71.9%
Food and beverage services	1.4	5.0	-72.0%	0.1	1.3	4.9	-72.5%
Advertising	2.4	5.4	-56.2%	0.1	2.3	5.3	-57.3%
Services and retail stores	1.3	3.8	-65.5%	0.0	1.3	3.8	-65.7%
Catering	0.3	2.6	-88.8%	0.0	0.3	2.5	-88.0%
VIP lounges	2.1	9.6	-77.9%	0.2	1.9	9.3	-79.0%
Walkway services	0.8	1.9	-57.7%	0.0	0.8	1.8	-54.5%
Other	6.1	12.4	-50.8%	0.0	6.1	11.8	-48.3%

Revenues by Segment (in US$ million)

Country	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Argentina	350.0	934.8	-62.6%	-15.5	365.4	960.1	-61.9%
Italy	58.3	145.6	-59.9%	-	58.3	145.6	-59.9%
Brazil	51.4	116.6	-55.9%	-	51.4	116.6	-55.9%
Uruguay	58.3	117.8	-50.5%	-	58.3	117.8	-50.5%
Armenia	39.4	133.5	-70.5%	-	39.4	133.5	-70.5%
Ecuador (1)	49.7	109.6	-54.6%	-	49.7	109.6	-54.6%
Unallocated	0.2	0.7	-74.0%	-	0.2	0.7	-74.0%
Total consolidated revenue (2)	607.4	1,558.6	-61.0%	-15.5	622.8	1,583.9	-60.7%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	220.0	724.0	-69.6%	-4.5	224.5	734.1	-69.4%
Non-aeronautical Revenue	387.4	834.6	-53.6%	-11.0	398.3	849.9	-53.1%
Commercial revenue	259.7	481.9	-46.1%	-2.9	262.6	486.4	-46.0%
Construction service revenue (1)	125.8	350.3	-64.1%	-8.1	133.9	361.1	-62.9%
Other revenue	1.9	2.5	-25.2%	-	1.9	2.5	-25.2%
Total Consolidated Revenue	607.4	1,558.6	-61.0%	-15.5	622.8	1,583.9	-60.7%
Total Revenue excluding Construction Service revenue (2)	481.6	1,208.4	-60.1%	-7.4	488.9	1,222.9	-60.0%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	220.0	724.0	-69.6%	-4.5	224.5	734.1	-69.4%
Passenger use fees	160.4	569.9	-71.9%	-3.9	164.3	578.7	-71.6%
Aircraft fees	47.2	121.2	-61.1%	-0.6	47.8	122.4	-61.0%
Other	12.4	32.9	-62.3%	-	12.4	32.9	-62.3%

Commercial Revenue Breakdown (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Commercial revenue	259.7	481.9	-46.1%	-2.9	262.6	486.4	-46.0%
Warehouse use fees	127.9	147.9	-13.5%	-2.3	130.2	150.8	-13.6%
Duty free shops	15.4	49.8	-69.1%	-0.4	15.7	50.4	-68.8%
Rental of space (including hangars)	17.8	33.4	-46.6%	-0.1	17.9	33.8	-47.0%
Parking facilities	8.3	28.5	-70.9%	-0.1	8.4	28.8	-70.7%
Fuel	20.6	62.9	-67.2%	-0.1	20.7	63.0	-67.1%
Food and beverage services	7.5	21.2	-64.6%	0.2	7.3	21.1	-65.3%
Advertising	11.6	20.7	-43.9%	0.2	11.4	20.7	-45.0%
Services and retail stores	6.3	16.3	-61.3%	0.0	6.3	16.3	-61.4%
Catering	2.8	10.6	-73.9%	-0.1	2.8	10.9	-73.9%
VIP lounges	11.4	31.9	-64.2%	0.0	11.4	31.4	-63.6%
Walkway services	4.0	8.8	-54.7%	-0.1	4.1	8.9	-54.2%
Other	26.1	49.9	-47.8%	-0.1	26.2	50.3	-47.9%

Total Expenses Breakdown (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Cost of services	142.4	292.6	-51.3%	10.9	131.5	274.4	-52.1%
SG&A	28.4	36.2	-21.5%	0.2	28.2	35.0	-19.5%
Financial loss	63.7	35.3	80.5%	-56.7	120.4	80.4	49.8%
Inflation adjustment	9.9	4.9	101.2%	9.7	0.2	0.8	-79.1%
Other expenses	1.5	43.9	-96.5%	0.0	1.5	43.9	-96.5%
Income tax expense	-12.9	29.5	-143.7%	17.6	-30.5	13.3	-329.3%
Total expenses	233.0	442.3	-47.3%	-18.3	251.3	447.9	-43.9%

Cost of Services (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	142.4	292.6	-51.3%	10.9	131.5	274.4	-52.1%
Salaries and social security contributions	24.6	49.5	-50.4%	-0.7	25.2	48.6	-48.1%
Concession fees	16.7	40.4	-58.7%	-0.2	16.9	39.6	-57.4%
Construction service cost	28.6	84.1	-65.9%	-3.1	31.7	84.7	-62.6%
Maintenance expenses	16.5	38.4	-57.1%	-0.4	16.9	37.6	-55.1%
Amortization and depreciation	39.2	40.3	-2.8%	15.3	23.8	24.4	-2.4%
Services and fees	10.0	16.7	-40.2%	-0.1	10.1	16.1	-37.5%
Cost of fuel	3.1	11.6	-73.3%	-	3.1	11.6	-73.3%
Taxes	0.7	4.4	-84.5%	-0.0	0.7	4.4	-84.1%
Office expenses	0.4	3.2	-88.4%	-0.0	0.4	3.1	-87.2%
Provision for maintenance cost	0.7	0.7	6.0%	-	0.7	0.7	6.0%
Others	1.9	3.6	-46.0%	-0.0	1.9	3.6	-45.9%

Selling, General and Administrative Expenses (in US$ million)

	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
SG&A	28.4	36.2	-21.5%	0.2	28.2	35.0	-19.5%
Taxes	4.0	9.2	-56.8%	-0.1	4.1	8.9	-54.4%
Salaries and social security contributions	6.2	7.2	-13.2%	0.2	6.0	7.1	-15.1%
Services and fees	8.1	10.0	-19.5%	0.0	8.0	9.9	-18.7%
Office expenses	0.2	1.7	-89.1%	-0.0	0.2	1.6	-88.2%
Amortization and depreciation	2.3	2.4	-4.4%	0.2	2.1	2.2	-3.6%
Maintenance expenses	-0.2	0.5	-141.2%	-0.0	-0.2	0.5	-131.2%
Advertising	1.2	1.5	-22.2%	-0.0	1.2	1.5	-19.2%
Insurances	0.5	0.4	27.6%	-0.0	0.5	0.4	28.5%
Charter services	-	0.2	-100.0%	-	-	0.2	-100.0%
Bad debts recovery	-0.6	-2.3	-72.3%	-	-0.6	-2.3	-72.3%
Bad debts	5.4	3.4	57.5%	-0.0	5.4	3.1	73.1%
Others	1.5	1.9	-23.2%	-0.0	1.5	1.9	-23.2%

Expenses by Segment (in US$ million)

Country	4Q20 as reported	4Q19 as reported	% Var as reported	IAS 29 4Q20	4Q20 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Argentina	87.6	197.8	-55.7%	11.1	76.5	178.5	-57.2%
Italy	26.5	33.1	-20.1%	-	26.5	33.1	-20.1%
Brazil	17.5	66.7	-73.8%	-	17.5	66.7	-73.8%
Uruguay	9.9	18.8	-47.5%	-	9.9	18.8	-47.5%
Armenia	11.1	24.9	-55.3%	-	11.1	24.9	-55.3%
Ecuador	13.1	24.4	-46.2%	-	13.1	24.4	-46.2%
Unallocated	6.8	6.9	-2.1%	-	6.8	6.9	-2.1%
Total consolidated expenses (1) (2)	172.4	372.7	-53.7%	11.1	161.3	353.4	-54.4%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Cost of Services	653.6	1,138.4	-42.6%	60.2	593.4	1,101.4	-46.1%
Salaries and social security contributions	124.4	191.0	-34.9%	-2.1	126.5	192.8	-34.4%
Concession fees	76.2	163.9	-53.5%	-1.2	77.4	166.3	-53.4%
Construction service cost	124.4	348.0	-64.2%	-8.1	132.5	358.8	-63.1%
Maintenance expenses	82.1	128.9	-36.3%	-1.6	83.7	130.8	-36.0%
Amortization and depreciation	174.0	152.5	14.1%	73.8	100.2	97.3	3.0%
Other	72.5	154.1	-53.0%	-0.6	73.1	155.4	-53.0%
Cost of Services Excluding Construction Service cost	529.1	790.4	-33.1%	68.2	460.9	742.7	-37.9%
Selling, general and administrative expenses	101.8	168.3	-39.5%	0.2	101.6	169.6	-40.1%
Other expenses	69.8	45.5	53.4%	0.7	69.1	45.6	51.5%
Total Costs and Expenses	825.2	1,352.3	-39.0%	61.1	764.1	1,316.6	-42.0%
Total Costs and Expenses Excluding Construction Service cost	700.7	1,004.3	-30.2%	69.2	631.6	957.8	-34.1%

Total Expenses Breakdown (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Cost of services	653.6	1,138.4	-42.6%	60.2	593.4	1,101.4	-46.1%
SG&A	101.8	168.3	-39.5%	0.2	101.6	169.6	-40.1%
Financial loss	215.5	233.5	-7.7%	-154.0	369.5	391.6	-5.6%
Inflation adjustment	26.5	25.4	4.5%	26.2	0.3	-0.2	-256.3%
Other expenses	69.8	45.5	53.4%	0.7	69.1	45.6	51.5%
Income tax expense	-14.3	17.1	-183.6%	40.6	-54.9	-33.1	65.9%
Total expenses	1,052.9	1,628.3	-35.3%	-26.1	1,079.0	1,674.9	-35.6%

Cost of Services (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Cost of Services	653.6	1,138.4	-42.6%	60.2	593.4	1,101.4	-46.1%
Salaries and social security contributions	124.4	191.0	-34.9%	-2.1	126.5	192.8	-34.4%
Concession fees	76.2	163.9	-53.5%	-1.2	77.4	166.3	-53.4%
Construction service cost	124.4	348.0	-64.2%	-8.1	132.5	358.8	-63.1%
Maintenance expenses	82.1	128.9	-36.3%	-1.6	83.7	130.8	-36.0%
Amortization and depreciation	174.0	152.5	14.1%	73.8	100.2	97.3	3.0%
Services and fees	40.5	65.5	-38.2%	-0.4	40.8	66.2	-38.3%
Cost of fuel	13.1	43.5	-69.9%	-	13.1	43.5	-69.9%
Taxes	5.9	17.0	-65.4%	-0.0	5.9	17.1	-65.4%
Office expenses	3.7	14.1	-73.6%	-0.2	3.9	14.5	-73.2%
Provision for maintenance cost	1.8	2.2	-17.6%	-	1.8	2.2	-17.6%
Others	7.5	11.8	-36.2%	-0.0	7.5	11.8	-36.0%

Selling, General and Administrative Expenses (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
SG&A	101.8	168.3	-39.5%	0.2	101.6	169.6	-40.1%
Taxes	18.9	39.0	-51.6%	-0.6	19.4	39.8	-51.1%
Salaries and social security contributions	20.4	28.9	-29.5%	0.1	20.3	29.2	-30.5%
Services and fees	28.2	37.9	-25.7%	-0.0	28.2	38.0	-25.9%
Office expenses	1.2	5.2	-76.5%	-0.0	1.3	5.2	-76.0%
Amortization and depreciation	9.5	9.9	-4.2%	1.1	8.4	8.8	-4.5%
Maintenance expenses	1.1	1.7	-32.4%	-0.1	1.3	1.7	-24.9%
Advertising	1.6	3.4	-54.0%	-0.1	1.6	3.4	-52.5%
Insurances	2.0	1.7	19.2%	-0.0	2.0	1.7	19.6%
Charter services	0.1	0.8	-83.2%	-	0.1	0.8	-83.2%
Bad debts recovery	-2.9	-2.9	0.7%	-	-2.9	-2.9	0.7%
Bad debts	16.4	33.9	-51.6%	-0.1	16.5	35.0	-52.7%
Others	5.3	8.9	-40.6%	-0.0	5.3	8.9	-40.6%

Expenses by Segment (in US$ million)

Country	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Argentina	420.9	800.1	-47.4%	61.1	359.8	764.5	-52.9%
Italy	86.6	119.7	-27.7%	-	86.6	119.7	-27.7%
Brazil	101.8	152.0	-33.0%	-	101.8	152.0	-33.0%
Uruguay	54.1	72.6	-25.5%	-	54.1	72.6	-25.5%
Armenia	49.0	95.5	-48.7%	-	49.0	95.5	-48.7%
Ecuador	52.5	86.2	-39.1%	-	52.5	86.2	-39.1%
Unallocated	60.3	26.2	130.1%	-	60.3	26.2	130.1%
Total consolidated expenses (1) (2)	825.2	1,352.3	-39.0%	61.1	764.1	1,316.6	-42.0%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method.

Adjusted EBITDA by Segment (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Argentina	50.7	241.3	-79.0%	-1.9	52.7	246.4	-78.6%
Italy	-4.3	38.5	-111.1%	-	-4.3	38.5	-111.1%
Brazil	-6.5	-22.3	-70.7%	-	-6.5	-22.3	-70.7%
Uruguay	16.3	56.4	-71.0%	-	16.3	56.4	-71.0%
Armenia	5.5	51.8	-89.5%	-	5.5	51.8	-89.5%
Ecuador	1.3	25.3	-94.7%	-	1.3	25.3	-94.7%
Unallocated	-42.9	-5.3	709.9%	-	-42.9	-5.3	709.9%
Perú	-6.6	-5.1	28.5%	-	-6.6	-5.1	28.5%
Total segment EBITDA	13.6	380.7	-96.4%	-1.9	15.5	385.7	-96.0%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-361.9	-5.8	6,139.5%	9.8	-371.7	-11.9	3,023.6%
Financial Income	-35.7	-51.9	-31.2%	0.6	-36.3	-66.8	-45.7%
Financial Loss	215.5	233.5	-7.7%	-154.0	369.5	391.6	-5.6%
Inflation adjustment	26.5	25.4	4.5%	26.2	0.3	-0.2	-256.3%
Income Tax Expense	-14.3	17.1	-183.6%	40.6	-54.9	-33.1	65.9%
Amortization and Depreciation	183.4	162.4	13.0%	74.8	108.6	106.1	2.4%
Adjusted EBITDA	13.6	380.7	-96.4%	-1.9	15.5	385.7	-96.0%
Adjusted EBITDA Margin	2.2%	24.4%	-2,216 bps	-	2.5%	24.4%	-2,191 bps
Adjusted EBITDA excluding Construction Service	12.3	378.5	-96.8%	-1.9	14.2	383.4	-96.3%
Adjusted EBITDA Margin excluding Construction Service	2.5%	31.3%	-2,876 bps	-	2.9%	31.4%	-2,850 bps

Financial Income / Loss (in US$ million)

	2020 as reported	2019 as reported	% Var as reported	IAS 29 2020	2020 ex IAS 29	2019 ex IAS 29	% Var ex IAS 29
Financial Income	35.7	51.9	-31.2%	-0.6	36.3	66.8	-45.7%
Interest income	17.6	31.3	-43.8%	0.0	17.6	32.8	-46.3%
Foreign exchange income	8.0	6.0	33.6%	-0.5	8.5	19.9	-57.2%
Other	10.1	14.6	-30.9%	-0.1	10.2	14.1	-27.9%
Inflation adjustment	-26.5	-25.4	4.5%	-26.2	-0.3	0.2	-256.3%
Inflation adjustment	-26.5	-25.4	4.5%	-26.2	-0.3	0.2	-256.3%
Financial Loss	-215.5	-233.5	-7.7%	154.0	-369.5	-391.6	-5.6%
Interest Expenses	-99.0	-92.7	6.8%	0.7	-99.7	-93.5	6.7%
Foreign exchange transaction expenses	-33.0	-43.4	-23.9%	152.6	-185.7	-200.6	-7.4%
Changes in liability for concessions	-69.7	-88.5	-21.2%	-	-69.7	-88.5	-21.2%
Other expenses	-13.7	-9.0	52.3%	0.6	-14.3	-9.0	59.2%
Financial Loss, Net	-206.3	-207.0	-0.3%	127.2	-333.5	-324.6	2.7%

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.6%
Neuquén	Argentina	74.4%
Bahía Blanca	Argentina	81.4%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	4Q20	4Q19	% Var.	2020	2019	% Var.
Argentina
Total Revenue	72.2	221.3	-67.4%	350.0	934.8	-62.6%
Total Revenue Excluding IFRIC12(1)	50.7	152.8	-66.8%	254.2	626.5	-59.4%
Operating Income	-14.1	27.3	-151.8%	-64.4	150.1	-142.9%
Net Income	-25.9	28.1	-192.1%	-95.2	97.8	-197.3%
Adjusted Segment EBITDA	9.7	52.1	-81.4%	50.7	241.4	-79.0%
Adjusted Segment EBITDA Mg	13.4%	23.6%	-1,015 bps	14.5%	25.8%	-1,131 bps
Adjusted EBITDA Margin excluding IFRIC	19.2%	34.1%	-1,494 bps	19.9%	38.5%	-1,859 bps
Italy
Total Revenue	16.5	37.1	-55.5%	58.3	145.6	-59.9%
Total Revenue Excluding IFRIC12(1)	11.3	33.1	-65.8%	48.0	136.3	-64.8%
Operating Income	2.0	4.0	-49.1%	-16.3	25.9	-162.9%
Net Income	0.3	2.1	-86.2%	-14.1	16.0	-188.2%
Adjusted Segment EBITDA	4.8	7.3	-34.3%	-4.3	38.5	-111.1%
Adjusted Segment EBITDA Mg	29.0%	19.7%	931 bps	-7.3%	26.4%	-3,374 bps
Adjusted EBITDA Margin excluding IFRIC	44.6%	20.3%	2,431 bps	-11.4%	27.0%	-3,838 bps
Brazil
Total Revenue	12.5	30.0	-58.2%	51.4	116.6	-55.9%
Operating Income	29.7	-35.7	-183.3%	-15.6	-34.1	-54.3%
Net Income	-4.6	-72.5	-93.6%	-153.5	-154.2	-0.5%
Adjusted segment EBITDA	31.8	-32.8	-197.0%	-6.5	-22.3	-70.7%
Adjusted Segment EBITDA Mg	253.9%	-109.1%	36,304 bps	-12.7%	-19.1%	639 bps
Uruguay
Total Revenue	7.7	28.1	-72.4%	58.3	117.8	-50.5%
Total Revenue Excluding IFRIC12(1)	7.3	24.5	-70.0%	49.0	111.7	-56.1%
Operating Income	-2.1	8.9	-124.0%	3.7	43.2	-91.3%
Net Income	-1.3	6.8	-119.0%	1.0	31.0	-96.8%
Adjusted Segment EBITDA	1.0	12.0	-91.7%	16.3	56.4	-71.0%
Adjusted Segment EBITDA Mg	12.9%	42.7%	-2,984 bps	28.0%	47.9%	-1,988 bps
Adjusted EBITDA Margin excluding IFRIC	13.6%	49.4%	-3,583 bps	33.3%	50.5%	-1,717 bps
Ecuador
Total Revenue	11.9	29.8	-60.2%	49.7	109.6	-54.6%
Total Revenue Excluding IFRIC12(1)	10.7	23.5	-54.6%	41.1	94.7	-56.6%
Operating Income	-1.4	4.7	-128.8%	-3.7	20.7	-118.0%
Net Income	-1.8	4.4	-140.5%	-5.3	18.7	-128.2%
Adjusted Segment EBITDA	0.1	5.9	-98.7%	1.3	25.3	-94.7%
Adjusted Segment EBITDA Mg	0.6%	19.9%	-1,928 bps	2.7%	23.1%	-2,039 bps
Adjusted EBITDA Margin excluding IFRIC	0.7%	25.2%	-2,451 bps	3.3%	26.7%	-2,342 bps
Armenia
Total Revenue	8.5	33.6	-74.8%	39.4	133.5	-70.5%
Total Revenue Excluding IFRIC12(1)	8.4	31.2	-73.1%	37.7	121.9	-69.1%
Operating Income	-2.7	8.7	-130.5%	-9.4	38.1	-124.8%
Net Income	-5.2	4.2	-223.7%	-16.6	23.9	-169.3%
Adjusted Segment EBITDA	1.0	12.5	-92.4%	5.5	51.8	-89.5%
Adjusted Segment EBITDA Mg	11.2%	37.1%	-2,586 bps	13.8%	38.8%	-2,495 bps
Adjusted EBITDA Margin excluding IFRIC	11.3%	39.6%	-2,831 bps	14.4%	42.3%	-2,795 bps
Unallocated
Total revenue	0.0	0.2	-86.0%	0.2	0.7	-74.0%
Operating income	-6.2	-5.6	10.2%	-58.0	-20.4	184.3%
Net Income	-8.0	-12.0	-33.2%	-71.7	-34.1	110.2%
Adjusted segment EBITDA	-1.8	-2.2	N/A	-42.9	-5.3	N/A
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.
Argentina
Aeroparque (1)	-	2,615	-100%	-	69	-100%	-	183	-100%	-	2,868	-100%	58	346	-83%	-	25,934	-100%
Bariloche	40	428	-91%	0	4	-100%	0	3	-88%	40	436	-91%	-	-	-	703	3,462	-80%
Catamarca	2	13	-86%	-	-	-	1	0	468%	3	14	-79%	-	15	-100%	371	408	-9%
C. Rivadavia	12	158	-92%	-	-	-	1	1	81%	13	159	-92%	0	236	-100%	870	2,314	-62%
Córdoba	39	636	-94%	0	162	-100%	3	38	-93%	41	836	-95%	143	728	-80%	912	7,337	-88%
El Palomar	0	447	-100%	0	68	-100%	-	-	-	0	515	-100%	-	-	-	489	3,314	-85%
Esquel	1	13	-90%	-	0	-100%	0	0	-43%	1	13	-90%	-	-	-	77	245	-69%
Ezeiza (1)(2)	264	292	-9%	307	2,783	-89%	29	88	-67%	600	3,162	-81%	40,903	59,743	-32%	7,316	21,975	-67%
Formosa	0	24	-99%	-	0	-100%	-	-	-	0	24	-99%	5	39	-87%	139	494	-72%
General Pico	0	1	-94%	-	-	-	0	-	-	0	1	-94%	-	-	-	168	1,389	-88%
Iguazú	5	412	-99%	-	3	-100%	0	4	-87%	5	419	-99%	-	-	-	156	3,302	-95%
Jujuy	10	96	-89%	-	0	-100%	0	1	-91%	10	97	-89%	3	29	-90%	392	1,081	-64%
La Rioja	2	15	-87%	-	0	-100%	1	0	169%	3	15	-83%	7	26	-73%	271	332	-18%
Malargüe	0	0	5%	-	0	-100%	-	-	-	0	0	-9%	-	-	-	68	21	224%
Mar del Plata	5	81	-94%	-	0	-100%	1	5	-87%	6	86	-93%	2	26	-90%	591	1,796	-67%
Mendoza	39	445	-91%	0	118	-100%	0	3	-88%	39	566	-93%	32	246	-87%	851	5,385	-84%
Paraná	1	15	-96%	-	0	-100%	0	-	-	1	15	-95%	-	-	-	365	497	-27%
Posadas	8	76	-90%	0	0	-99%	0	-	-	8	76	-89%	5	77	-93%	320	1,007	-68%
Pto Madryn	0	15	-99%	-	0	-100%	0	0	-52%	0	15	-98%	-	-	-	106	182	-42%
Reconquista	0	0	-93%	-	0	-100%	0	0	-56%	0	0	-92%	-	-	-	637	854	-25%
Resistencia	9	67	-87%	0	0	270%	0	11	-96%	9	79	-88%	12	95	-88%	349	987	-65%
Río Cuarto	0	8	-99%	-	-	-	0	0	-14%	0	8	-99%	-	42	-100%	104	170	-39%
Río Gallegos	5	63	-91%	-	0	-100%	0	2	-83%	6	64	-91%	4	127	-96%	395	935	-58%
Río Grande	5	35	-86%	-	0	-100%	0	0	-76%	5	35	-86%	6	70	-91%	224	631	-65%
Salta	29	370	-92%	0	12	-99%	0	12	-98%	29	394	-93%	20	243	-92%	576	3,420	-83%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.
San Fernando	4	4	8%	2	4	-45%	-	-	-	6	8	-17%	-	-	-	10,653	11,159	-5%
San Juan	5	42	-87%	0	1	-96%	0	-	-	6	43	-87%	-	-	-	350	421	-17%
San Luis	2	16	-88%	-	-	-	-	-	-	2	16	-88%	-	-	-	76	274	-72%
San Rafael	1	13	-90%	-	-	-	1	-	-	2	13	-85%	-	1	-100%	666	1,307	-49%
Santa Rosa	1	13	-93%	-	-	-	0	0	477%	1	13	-91%	-	-	-	390	724	-46%
Santiago del Estero	5	34	-84%	-	-	-	0	-	-	6	34	-83%	36	35	3%	381	596	-36%
Tucumán	20	212	-90%	0	11	-100%	1	3	-70%	21	226	-91%	-	1,225	-100%	414	2,130	-81%
Viedma	1	10	-85%	-	-	-	0	-	-	2	10	-82%	-	-	-	209	178	17%
Villa Mercedes	0	0	544%	-	-	-	-	-	-	0	0	544%	0	-	-	568	485	17%
Termas de Río Hondo	0	1	-96%	-	0	-100%	0	-	-	0	1	-95%	-	1	-100%	164	50	228%
Bahía Blanca	5	71	-93%	-	-	-	1	5	-83%	6	76	-92%	11	71	-84%	442	1,026	-57%
Neuquén	22	307	-93%	0	0	-88%	3	4	-26%	25	311	-92%	-	172	-100%	1,009	3,361	-70%
Total Argentina	545	7,048	-92%	310	3,235	-90%	44	363	-88%	898	10,646	-92%	41,249	63,592	-35%	31,772	109,183	-71%

Italy
Pisa	104	353	-71%	57	777	-93%	0	1	-92%	161	1,131	-86%	3,719	3,600	3%	2,996	8,938	-66%
Florence	13	93	-86%	57	583	-90%	0	0	-96%	70	677	-90%	34	26	31%	2,364	8,500	-72%
Total Italy	117	447	-74%	114	1,360	-92%	0	1	-92%	231	1,807	-87%	3,754	3,626	4%	5,360	17,438	-69%

Brazil
Brasilia (3)	1,459	2,548	-43%	11	164	-93%	1,184	1,775	-33%	2,654	4,487	-41%	9,423	19,622	-52%	24,475	37,553	-35%
Natal	392	597	-34%	0	28	-100%	0	-	-	392	625	-37%	826	3,257	-75%	3,190	4,933	-35%
Total Brazil	1,851	3,146	-41%	11	192	-94%	1,184	1,775	-33%	3,046	5,112	-40%	10,249	22,879	-55%	27,665	42,486	-35%

Uruguay
Carrasco	0	0	-39%	49	480	-90%	0	2	-76%	50	482	-90%	6,837	8,149	-16%	1,669	5,343	-69%
Punta del Este	-	0	-100%	1	36	-96%	-	-	-	1	36	-96%	-	-	-	899	2,194	-59%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.	4Q'20	4Q'19	% Var.
Total Uruguay	0	0	-55%	51	516	-90%	0	2	-76%	51	518	-90%	6,837	8,149	-16%	2,568	7,537	-66%

Ecuador
Guayaquil	121	438	-72%	229	544	-58%	4	15	-70%	355	996	-64%	4,534	7,482	-39%	12,063	19,904	-39%
Galápagos	27	118	-77%	-	-	-	-	-	-	27	118	-77%	436	1,164	-63%	431	1,512	-71%
Total Ecuador	148	556	-73%	229	544	-58%	4	15	-70%	382	1,115	-66%	4,970	8,646	-43%	12,494	21,416	-42%

Armenia
Zvartnots	-	-	-	144	736	-80%	-	-	-	144	736	-80%	4,349	6,369	-32%	2,171	6,767	-68%
Shirak	-	-	-	5	36	-85%	-	-	-	5	36	-85%	-	-	-	47	239	-80%
Total Armenia	-	-	-	149	772	-81%	-	-	-	149	772	-81%	4,349	6,369	-32%	2,218	7,006	-68%

Perú
Arequipa	182	502	-64%	2	6	-75%	-	-	-	183	508	-64%	361	652	-45%	1,700	3,552	-52%
Juliaca	65	123	-48%	-	1	-100%	-	-	-	65	124	-48%	118	244	-51%	548	1,082	-49%
Puerto Maldonado	33	93	-65%	0	0	31%	-	-	-	33	93	-65%	98	208	-53%	328	791	-59%
Tacna	48	128	-62%	-	0	-100%	-	-	-	48	128	-62%	130	245	-47%	524	1,122	-53%
Ayacucho	24	84	-71%	-	-	-	-	-	-	24	84	-71%	10	44	-77%	581	989	-41%
Total Perú	352	930	-62%	2	7	-76%	-	-	-	353	937	-62%	718	1,393	-48%	3,681	7,536	-51%
Total CAAP	3,011	12,127	-75%	866	6,626	-87%	1,233	2,155	-43%	5,110	20,907	-76%	72,126	114,653	-37%	85,758	212,602	-60%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
3)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.
Argentina
Aeroparque (1)	2,053	10,812	-81%	68	660	-90%	172	839	-79%	2,293	12,311	-81%	452	1,434	-68%	22,443	111,176	-80%
Bariloche	468	1,810	-74%	3	39	-91%	3	9	-68%	474	1,858	-74%	-	70	-100%	4,326	14,557	-70%
Catamarca	13	61	-79%	-	-	-	1	2	-38%	15	63	-77%	18	76	-76%	1,285	2,053	-37%
C. Rivadavia	134	645	-79%	-	0	-100%	3	5	-29%	137	649	-79%	181	1,026	-82%	4,180	9,736	-57%
Córdoba	543	2,634	-79%	159	731	-78%	37	164	-77%	739	3,529	-79%	1,122	2,182	-49%	7,978	31,553	-75%
El Palomar	399	1,545	-74%	81	248	-67%	-	-	-	480	1,794	-73%	-	-	-	4,180	12,283	-66%
Esquel	14	53	-74%	0	0	-48%	0	0	-1%	14	54	-74%	-	-	-	582	1,135	-49%
Ezeiza (1)(2)	506	983	-49%	2,868	11,219	-74%	101	283	-64%	3,474	12,485	-72%	140,571	214,830	-35%	32,051	85,633	-63%
Formosa	19	105	-82%	0	0	-92%	0	0	267%	19	105	-82%	54	161	-66%	702	1,943	-64%
General Pico	0	2	-78%	-	-	-	0	0	-40%	0	2	-78%	-	-	-	1,388	4,095	-66%
Iguazú	352	1,563	-77%	2	4	-47%	4	9	-59%	358	1,576	-77%	-	-	-	3,557	12,833	-72%
Jujuy	92	394	-77%	0	0	-100%	1	4	-79%	93	398	-77%	32	118	-73%	1,617	4,584	-65%
La Rioja	12	64	-81%	-	0	-100%	1	2	-72%	13	66	-81%	26	115	-77%	713	1,598	-55%
Malargüe	0	1	-91%	-	0	-100%	-	-	-	0	1	-92%	-	-	-	127	203	-37%
Mar del Plata	113	380	-70%	0	0	24%	4	20	-80%	118	400	-71%	42	145	-71%	2,901	8,117	-64%
Mendoza	377	1,787	-79%	91	506	-82%	3	19	-83%	472	2,311	-80%	321	855	-62%	5,909	22,419	-74%
Paraná	9	60	-86%	0	0	-93%	0	0	239%	9	60	-85%	0	-	-	1,459	2,348	-38%
Posadas	66	325	-80%	0	0	-75%	0	1	-78%	66	326	-80%	71	328	-78%	1,445	4,488	-68%
Pto Madryn	12	80	-85%	-	0	-100%	1	1	75%	13	80	-84%	-	-	-	342	831	-59%
Reconquista	0	4	-97%	-	0	-100%	0	0	-13%	0	4	-95%	-	-	-	2,645	3,329	-21%
Resistencia	50	275	-82%	0	0	-34%	10	35	-73%	60	310	-81%	78	388	-80%	1,405	4,164	-66%
Río Cuarto	5	37	-88%	-	-	-	0	0	58%	5	37	-88%	11	72	-84%	352	778	-55%
Río Gallegos	67	254	-74%	0	0	14%	2	9	-76%	69	263	-74%	104	469	-78%	1,593	3,442	-54%
Río Grande	35	146	-76%	0	0	-53%	0	2	-77%	35	148	-76%	123	272	-55%	881	2,435	-64%
Salta	335	1,362	-75%	15	69	-78%	6	47	-87%	356	1,479	-76%	231	999	-77%	4,236	13,975	-70%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.
San Fernando	12	15	-16%	7	12	-40%	-	-	-	19	26	-27%	-	-	-	29,583	42,878	-31%
San Juan	36	148	-75%	0	1	-79%	1	-	-	37	149	-75%	-	-	-	1,012	1,657	-39%
San Luis	14	73	-80%	-	-	-	-	-	-	14	73	-80%	45	112	-60%	391	1,184	-67%
San Rafael	12	55	-77%	-	-	-	1	-	-	13	55	-75%	1	385	-100%	2,187	5,226	-58%
Santa Rosa	8	49	-83%	-	-	-	0	0	149%	9	49	-83%	-	7	-100%	1,390	2,694	-48%
Santiago del Estero	30	149	-80%	0	-	-	0	0	4467%	30	149	-80%	61	157	-61%	1,231	2,820	-56%
Tucumán	187	897	-79%	12	60	-80%	1	13	-90%	200	969	-79%	165	2,628	-94%	2,242	9,176	-76%
Viedma	10	40	-76%	-	-	-	1	-	-	11	40	-74%	-	-	-	513	707	-27%
Villa Mercedes	0	0	30%	-	-	-	0	0	100%	0	0	31%	0	-	-	2,168	1,899	14%
Termas de Río Hondo	0	14	-96%	-	0	-100%	0	-	-	1	14	-96%	-	8	-100%	248	569	-56%
Bahía Blanca	58	331	-83%	-	-	-	6	24	-74%	64	355	-82%	70	323	-78%	1,607	4,914	-67%
Neuquén	245	1,180	-79%	0	24	-100%	6	13	-55%	252	1,217	-79%	169	810	-79%	4,718	13,815	-66%
Total Argentina	6,287	28,331	-78%	3,307	13,574	-76%	367	1,500	-76%	9,960	43,405	-77%	143,948	227,970	-37%	155,587	447,247	-65%

Italy
Pisa	549	1,416	-61%	760	3,956	-81%	0	6	-92%	1,309	5,377	-76%	12,995	13,001	0%	16,755	42,815	-61%
Florence	115	380	-70%	550	2,482	-78%	0	0	-98%	665	2,861	-77%	261	191	36%	13,408	36,137	-63%
Total Italy	664	1,795	-63%	1,309	6,438	-80%	0	6	-92%	1,974	8,239	-76%	13,256	13,192	0%	30,163	78,952	-62%

Brazil
Brasilia (3)	4,444	9,349	-52%	170	618	-72%	3,293	6,762	-51%	7,907	16,728	-53%	29,220	78,260	-63%	79,338	143,762	-45%
Natal	1,157	2,240	-48%	28	91	-69%	0	-	-	1,185	2,331	-49%	5,636	12,981	-57%	10,107	18,013	-44%
Total Brazil	5,601	11,588	-52%	198	709	-72%	3,293	6,762	-51%	9,092	19,059	-52%	34,857	91,241	-62%	89,445	161,775	-45%

Uruguay
Carrasco	0	1	-53%	529	1,982	-73%	2	11	-79%	532	1,994	-73%	28,916	29,132	-1%	8,604	21,833	-61%
Punta del Este	0	0	27%	78	189	-59%	-	-	-	78	189	-59%	-	-	-	4,441	7,829	-43%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.
Total Uruguay	0	1	-35%	607	2,171	-72%	2	11	-79%	610	2,182	-72%	28,916	29,132	-1%	13,045	29,662	-56%

Ecuador
Guayaquil	548	1,786	-69%	813	2,111	-61%	39	74	-47%	1,400	3,970	-65%	14,893	33,230	-55%	39,658	76,353	-48%
Galápagos	149	527	-72%	1	-	-	-	-	-	149	527	-72%	1,948	4,776	-59%	1,907	6,021	-68%
Total Ecuador	696	2,313	-70%	814	2,111	-61%	39	74	-47%	1,549	4,497	-66%	16,842	38,006	-56%	41,565	82,374	-50%

Armenia
Zvartnots	-	-	-	791	3,049	-74%	-	-	-	791	3,049	-74%	15,730	20,065	-22%	9,925	26,524	-63%
Shirak	-	-	-	35	148	-76%	-	-	-	35	148	-76%	1	-	-	258	906	-72%
Total Armenia	-	-	-	826	3,196	-74%	-	-	-	826	3,196	-74%	15,731	20,065	-22%	10,183	27,430	-63%

Perú
Arequipa	626	1,985	-68%	8	18	-56%	-	-	-	633	2,003	-68%	968	2,432	-60%	5,782	15,516	-63%
Juliaca	189	467	-60%	0	1	-75%	-	-	-	189	467	-60%	315	889	-65%	1,982	4,042	-51%
Puerto Maldonado	107	337	-68%	0	0	-73%	-	-	-	107	337	-68%	257	695	-63%	1,192	3,066	-61%
Tacna	162	485	-67%	0	0	-74%	-	-	-	162	485	-67%	459	960	-52%	1,788	4,345	-59%
Ayacucho	116	287	-59%	-	-	-	-	-	-	116	287	-59%	81	187	-57%	2,173	3,504	-38%
Total Perú	1,200	3,561	-66%	8	18	-57%	-	-	-	1,208	3,579	-66%	2,080	5,164	-60%	12,917	30,473	-58%
Total CAAP	14,448	47,589	-70%	7,069	28,216	-75%	3,702	8,353	-56%	25,218	84,158	-70%	255,628	424,769	-40%	352,905	857,913	-59%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
3)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Income Statement (in US$ thousands)

	4Q20	4Q19	% Var.	2020	2019	% Var.
Continuing operations
Revenue	129,361	380,062	-66.0%	607,356	1,558,640	-61.0%
Cost of services	(142,380)	(292,612)	-51.3%	(653,583)	(1,138,425)	-42.6%
Gross (loss) / profit	(13,020)	87,450	-114.9%	(46,227)	420,215	-111.0%
Selling, general and administrative expenses	(28,400)	(36,164)	-21.5%	(101,775)	(168,291)	-39.5%
Impairment loss	1,005	(42,801)	-102.3%	(62,268)	(42,801)	45.5%
Other operating income	48,272	4,987	867.9%	54,105	17,259	213.5%
Other operating expense	(2,538)	(1,084)	134.1%	(7,533)	(2,747)	174.2%
Operating income / (loss)	5,319	12,388	-57.1%	(163,698)	223,635	-173.2%
Share of income / (loss) in associates	(2,142)	(4,444)	-51.8%	(6,159)	(5,353)	15.1%
Income / (loss) before financial results and income tax	3,177	7,944	-60.0%	(169,857)	218,282	-177.8%
Financial income	9,082	18,710	-51.5%	35,697	51,889	-31.2%
Financial loss	(63,701)	(35,306)	80.4%	(215,496)	(233,521)	-7.7%
Inflation adjustment	(9,856)	(4,876)	102.1%	(26,532)	(25,391)	4.5%
(Loss) / Income before income tax expense	(61,298)	(13,528)	353.1%	(376,188)	11,259	-3441.2%
Income tax	12,882	(29,465)	-143.7%	14,295	(17,079)	-183.7%
(Loss) / Income for the period	(48,416)	(42,994)	12.6%	(361,893)	(5,820)	6118.1%
Attributable to:
Owners of the parent	(38,826)	(37,300)	4.1%	(253,053)	9,099	-2881.1%
Non-controlling interest	(9,590)	(5,694)	68.4%	(108,840)	(14,919)	629.5%

Balance Sheet (in US$ thousands)

	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
ASSETS
Non-current assets
Intangible assets, net	2,616,484	2,550,857	2,639,299	2,721,128	3,002,121
Property, plant and equipment, net	80,833	79,769	78,066	77,536	79,612
Right-of-use asset	13,448	6,626	6,802	7,512	8,380
Investments in associates	5,336	6,442	5,899	9,347	9,929
Other financial assets at fair value through profit or loss	3,614	3,449	3,298	3,227	3,309
Other financial assets at amortized cost	2,609	2,609	2,558	2,532	2,494
Deferred tax assets	73,038	70,887	112,901	116,272	147,475
Other receivables	89,962	108,821	110,815	117,711	119,954
Trade receivables	334	1,298	1,209	1,206	1,326
Total non-current assets	2,885,658	2,830,758	2,960,847	3,056,471	3,374,600
Current assets
Inventories	8,015	8,969	10,592	10,257	11,302
Other financial assets at fair value through profit or loss	53,347	24,470	18,286	14,772	17,341
Other financial assets at amortized cost	20,554	48,271	31,652	83,728	66,413
Other receivables	79,550	80,252	86,725	100,102	101,676
Current tax assets	18,415	17,821	17,409	2,714	10,311
Derivative financial instruments	-	-	-	1,000	27
Trade receivables	59,081	61,510	50,199	80,322	104,877
Cash and cash equivalents	281,031	180,236	180,226	172,495	195,696
Total current assets	519,993	421,529	395,089	465,390	507,643
Total assets	3,405,651	3,252,287	3,355,936	3,521,861	3,882,243
EQUITY
Share capital	163,223	160,022	160,022	160,022	160,022
Share premium	183,430	180,486	180,486	180,486	180,486
Treasury shares	(6,145)	-	-	-	-
Free distributable reserve	378,910	385,055	385,055	385,055	385,055
Non-distributable reserve	1,358,028	1,351,883	1,351,883	1,351,883	1,351,883
Currency translation adjustment	(417,272)	(408,213)	(413,574)	(407,579)	(392,101)
Legal reserves	176	176	176	176	176
Other reserves	(1,321,142)	(1,324,871)	(1,324,844)	(1,324,694)	(1,324,887)
Retained earnings	150,202	189,484	332,724	388,200	403,255
Total attributable to owners of the parent	489,410	534,022	671,928	733,549	763,889
Non-controlling interests	315,876	322,730	383,475	409,771	434,725
Total equity	805,286	856,752	1,055,403	1,143,320	1,198,614
LIABILITIES
Non-current liabilities
Borrowings	1,128,407	927,477	874,126	942,230	1,033,221
Deferred tax liabilities	171,289	180,350	183,563	218,357	233,115
Other liabilities	728,746	605,644	657,291	679,925	848,410
Lease liabilities	10,207	5,821	5,483	5,566	5,783
Trade payables	9,162	14,850	491	550	798
Total non-current liabilities	2,047,811	1,734,142	1,720,954	1,846,628	2,121,327
Current liabilities
Borrowings	216,410	269,557	266,529	218,883	175,123
Other liabilities	180,813	238,065	170,723	181,740	230,122
Lease liabilities	3,477	1,066	1,667	2,360	3,144
Current tax liabilities	1,002	619	660	3,041	5,156
Derivative financial instruments	-	188	140	-	-
Trade payables	150,852	151,898	139,860	125,889	148,757
Total current liabilities	552,554	661,393	579,579	531,913	562,302
Total liabilities	2,600,365	2,395,535	2,300,533	2,378,541	2,683,629
Total equity and liabilities	3,405,651	3,252,287	3,355,936	3,521,861	3,882,243

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2020	Dec 31, 2019
Cash flows from operating activities
(Loss) / Income for the period	(361,893)	(5,820)
Adjustments for:
Amortization and depreciation	200,788	182,270
Deferred income tax	(13,805)	(31,346)
Income tax accrued	(490)	48,425
Share of loss in associates	6,159	5,353
Impairment loss	62,268	42,801
(Gains) / Losses on disposals of property, plant and equipment	932	(16)
Unpaid concession fees	47,467	47,658
Low value, short term and variable lease payments	(1,031)	(2,831)
Share-based compensation expenses	69,737	88,488
Changes in liability for concessions	1,800	-
Interest expense	99,018	92,687
Other financial results, net	(14,611)	(36,210)
Net foreign exchange	25,022	37,390
Government grants	(46,701)	-
Other accruals	5,037	22,763
Inflation adjustment	26,598	41,032
Acquisition of Intangible assets	(128,429)	(353,725)
Income tax paid	(11,126)	(45,213)
Changes in working capital	34,098	(153,419)
Net cash used in operating activities	838	(19,713)
Cash flows from investing activities
Cash contribution in associates	(2,170)	(4,425)
Acquisition of other financial assets	(54,491)	(103,421)
Disposals of other financial assets	67,736	110,005
Purchase of Property, plant and equipment	(8,951)	(17,117)
Acquisition of Intangible assets	(576)	(960)
Loans with related parties	-	4,157
Proceeds from fixed assets disposals	11	23
Other	63	(408)
Net cash provided by investing activities	1,622	(12,146)
Cash flows from financing activities
Proceeds from cash contributions	-	27,506
Proceeds from borrowings	224,310	196,977
Leases payments	(3,979)	(5,130)
Loans paid	(71,466)	(90,457)
Interest paid	(41,149)	(78,832)
Debt renegotiation expenses	(10,975)	-
Debt renegotiation premium	(4,690)	-
Dividends paid	(1,509)	(3,007)
Guarantee deposits	(1)	(22,482)
Net cash provided / (used in) by financing activities	90,541	24,575
Increase /(Decrease) in cash and cash equivalents	93,001	(7,284)
Movements in cash and cash equivalents
At the beginning of the period	195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents	(7,666)	(41,885)
(Decrease) / Increase in cash and cash equivalents	93,001	(7,284)
At the end of the period	281,031	195,696